Exhibit 99.1

ANNUAL INFORMATION FORM
For the Year Ended December 31, 2019
(Dated March 27, 2020)

GOLD STANDARD VENTURES CORP.
Suite 610 - 815 West Hastings Street
Vancouver, B.C.
V6C 1B4

TABLE OF CONTENTS

ITEM 1:	PRELIMINARY NOTES	3
1.1	Effective Date of Information	3
1.2	Financial Statements and Management Discussion and Analysis	3
1.3	Currency	3
1.4	Imperial and Metric Conversions	3
ITEM 2:	CAUTIONARY NOTES	4
2.1	Cautionary Note Regarding Forward Looking Statements and Forward Looking Information	4
2.2	Cautionary Notes Regarding Mineral Resource Estimates	7
ITEM 3:	CORPORATE STRUCTURE	9
3.1	Name, Address and Incorporation	9
3.2	Inter-corporate Relationships	9
ITEM 4:	GENERAL DEVELOPMENT OF THE BUSINESS	10
4.1	Overview	10
4.2	Three Year History	10
ITEM 5:	DESCRIPTION OF THE BUSINESS	13
ITEM 6:	MATERIAL MINERAL PROJECT	15
6.1	Mineral Projects	15
6.2	Recent Developments	38
ITEM 7:	RISK FACTORS	38
7.1	Risks Relating to the Company	38
7.2	Risks Relating to the Mining Industry	44
7.3	Risks Relating to Shares	48
ITEM 8:	DIVIDENDS	52
ITEM 9:	DESCRIPTION OF CAPITAL STRUCTURE	52
ITEM 10:	MARKET FOR SECURITIES	53
10.1	Trading Price and Volume	53
10.2	Prior Sales	53
ITEM 11:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	54
ITEM 12:	DIRECTORS AND OFFICERS	54
12.1	Name, Occupation and Security Holding	54
12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	59
12.3	Conflicts of Interest	60
ITEM 13:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	62
13.1	Legal Proceedings	66
13.2	Regulatory Actions	62
ITEM 14:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	62
ITEM 15:	TRANSFER AGENT AND REGISTRAR	62
ITEM 16:	MATERIAL CONTRACTS	63
ITEM 17:	INTERESTS OF EXPERTS	63
17.1	Names of Experts	63
17.2	Interests of Experts	64
ITEM 18:	AUDIT COMMITTEE	64
18.1	The Audit Committee Charter	64
18.2	Composition of Audit Committee	64
18.3	Relevant Education and Experience	64
18.4	Reliance on Certain Exemptions	65
18.5	Reliance on the Exemption in Subsection 3.3 (2) or Section 3.6	65
18.6	Reliance on Section 3.8	65
18.7	Audit Committee Oversight	65
18.8	Pre-Approval Policies and Procedures	65
18.9	External Audit Service Fees (By Category)	65
ITEM 19:	ADDITIONAL INFORMATION	66

SCHEDULE “A” - Audit Committee Charter

ITEM 1:	PRELIMINARY NOTES

1.1	Effective Date of Information

References to “Gold Standard Ventures”, “Gold Standard”, “GSV”, the “Company”, “its”, “our” and “we”, or related terms in this Annual Information Form (“AIF”), refer to Gold Standard Ventures Corp. and includes, where the context requires, its subsidiaries.

All information contained in this AIF is as at December 31, 2019, unless otherwise stated.

1.2	Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019 (the “Financial Statements”), and the accompanying Management’s Discussion and Analysis (“MD&A”) for such period. The Financial Statements and MD&A are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) website at www.sedar.com under the Company’s profile.

1.3	Currency

All references to “$” or “dollars” in this AIF are to lawful currency of Canada unless otherwise expressly stated. References to “US$” are to United States dollars.

1.4	Imperial and Metric Conversions

To Convert From	To	Multiply By

Feet (“ft”)	Metres (“m”)	0.305
Metres (“m”)	Feet (“ft”)	3.281
Miles (“mi”)	Kilometres (“km”)	1.609
Kilometres (“km”)	Miles (“mi”)	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

ITEM 2:	CAUTIONARY NOTES

2.1	Cautionary Note Regarding Forward Looking Statements and Forward Looking Information

Certain statements and information contained in this AIF constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this AIF may pertain to the following, among others:

1.	existence and estimates of mineral resources or mineral reserves and timing of development thereof;

2.	exploration and work programs, including reference to the Company’s plans of operations and notices of intent in place for the Railroad-Pinion Project (as defined below);

3.

plans and estimated costs related to pursuing a multi-faceted exploration, permitting, development, metallurgical testing and engineering program in the South Railroad (as defined below) portion of the Railroad-Pinion Project to advance the Updated PFS (as defined below) to feasibility level;

4.	the need for additional funding to acquire further property interests and maintain and/or carry out exploration work thereon, and for general and administrative and working capital purposes;

5.	plans to pursue minority interests in certain key private land parcels where the Company currently holds less than a 100% interest;

6.	performance characteristics of mineral properties;

7.	results of various projects;

8.	design of mining operations;

9.	estimated production rates, capital expenditures, operating costs, and expected or anticipated economic returns from the Railroad-Pinion Project;

10.	anticipated processing and recovery operations;

11.	the anticipated infrastructure needed to support the Railroad-Pinion Project;

12.

planned environmental, permitting and compliance activities, including the anticipated need for an Environmental Impact Statement and an Individual Section 404 Permit from the United States Army Corps of Engineers;

13.	the anticipated results of required evaluations of social and community issues connected with the Railroad-Pinion Project;

14.	the timing of completion of cultural resource surveys, analysis of sampled mineralized material and hydrogeological evaluation in respect of the SRMP (as defined below);

15.	the timing and content of the TPPC (as defined below) to be submitted in respect of the Railroad-Pinion Project;

16.	mineral resource or mineral reserve predictions based on recent drilling results;

17.	the belief that the Company holds sufficient ground and that sufficient permitting is in place to access the Railroad-Pinion Project area and continue future exploration programs;

18.	the anticipation that sales of common shares in the capital of the Company (“Common Shares”) by hedging or arbitrage trading activity may occur;

19.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;

20.	estimated property holding and maintenance costs for the Railroad-Pinion Project;

21.	drilling plans and timing of drilling;

22.	the production of a formal environmental, social and governance report;

23.

the Company’s intention not to declare or pay dividends in the foreseeable future, along with the intention to retain all future earnings, if any, and other cash resources for future operation and development;

24.	treatment under governmental regulatory regimes and tax laws, including the expectation that the Company will be a passive foreign investment company for the taxable year ended December 31, 2019; and

25.	capital expenditure programs and the timing and method of financing thereof.

Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the existence of mineral resources and mineral reserves on the Company’s mineral properties;

5.	the Company’s ability to obtain adequate financing for exploration and development;

6.	the Company’s ability to attract and retain qualified personnel;

7.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

8.	the Company’s ability to convert mineral resource estimates previously classified as Inferred to Indicated or Measured;

9.	fluctuations in foreign exchange or interest rates and stock market volatility;

10.	uncertainty as to the Company’s ability to maintain effective internal controls;

11.	the involvement by some of the Company’s directors and officers with other natural resource companies;

12.	the uncertain nature of estimating mineral resources and mineral reserves;

13.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

14.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

15.

risks related to natural disasters, climate change, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus) and other geopolitical uncertainties;

16.	title defects to the Company’s mineral properties;

17.	the Company’s ability to obtain all necessary permits and other approvals;

18.	risks related to equipment shortages, access restrictions and inadequate infrastructure;

19.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

20.	fluctuations in the market price of gold, other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

21.	the Company’s ability to secure additional financing to continue exploration and development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

22.	intense competition in the mining industry; and

23.	the Company’s ability to comply with applicable regulatory requirements.

In making the forward-looking statements and developing the forward looking information included in this AIF, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources contained in the Railroad-Pinion Project are accurate in all material respects;

4.	further financing being required to complete the work programs and drilling on the Railroad-Pinion Project as recommended in the Updated PFS Technical Report (as defined below);

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.

the Company will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;

8.	the involvement by some of the Company’s directors and officers with other natural resource companies will not result in a conflict of interest which adversely effects the Company;

9.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

10.	the Company’s capital and operating costs will not increase significantly from current levels or as outlined in the Updated PFS Technical Report;

11.	key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner;

12.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

13.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements; and

14.

the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, public health concerns, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada (“NV”) and the surrounding area with respect to the Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this AIF and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this AIF under, among other places, ITEM 7: “Risk Factors” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this AIF and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this AIF are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this AIF.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

2.2	Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this AIF has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred resources” could be upgraded to “indicated resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this AIF containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of March 23, 2020.

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ITEM 3:	CORPORATE STRUCTURE

3.1	Name, Address and Incorporation

The Company was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia) (the “BCBCA”) under the name “TCH Minerals Inc.”. The Company changed its name to “Ripple Lake Minerals Ltd.” on May 13, 2004 and again to “Ripple Lake Diamonds Inc.” on July 26, 2004. On August 16, 2007 the Company consolidated its share capital on a ten for one basis and changed its name to “Devonshire Resources Ltd.”. On November 18, 2009 the Company consolidated its share capital on a further four to one basis and changed its name to its current name “Gold Standard Ventures Corp.”.

The registered and head office of the Company is located at Suite 610 - 815 West Hastings Street, Vancouver, B.C. V6C 1B4, telephone: (604) 669 - 5702, fax (604) 687 - 3567.

3.2	Inter-corporate Relationships

The Company currently has five wholly-owned subsidiaries: JKR Gold Resources ULC (“JKR”), a wholly-owned subsidiary of the Company incorporated under the BCBCA, Gold Standard Ventures (US) Inc. (“GSV US”), a wholly-owned subsidiary of JKR incorporated pursuant to the laws of NV, Tacoma Exploration LLC, a wholly-owned subsidiary of GSV US formed as a limited liability company under the laws of Wyoming, Battle Mountain Gold Inc. (“Battle Mountain”), a wholly-owned subsidiary of the Company incorporated under the BCBCA and Madison Enterprises (Nevada) Inc., a wholly-owned subsidiary of Battle Mountain incorporated pursuant to the laws of NV.

ITEM 4:	GENERAL DEVELOPMENT OF THE BUSINESS

4.1	Overview

The Company is a British Columbia company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States and the permitting, development and de-risking of such properties.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, NV, in the Railroad mining district (the “Railroad-Pinion Project” or “Railroad-Pinion”). The Railroad-Pinion Project has two adjacent parts: the North Railroad portion (“North Railroad”), which includes the POD, Sweet Hollow and North Bullion deposits (collectively, the “North Bullion Deposit”) and the South Railroad portion (“South Railroad”), which includes the Dark Star deposit (the “Dark Star Deposit”), the Pinion deposit (the “Pinion Deposit”) and the Jasperoid Wash deposit (the “Jasperoid Wash Deposit”). The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the technical report with an effective date of February 13, 2020, entitled “South Railroad Project NI 43-101 Technical Report, Updated Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, (the “Updated PFS Technical Report”), prepared by M3 Engineering & Technology Corporation (“M3”). The Updated PFS Technical Report can be accessed at www.sedar.com under the Company’s profile. The Updated PFS Technical Report is the Company’s current technical report for the Railroad-Pinion Project and replaces the technical report entitled “South Railroad Project NI 43-101 Technical Report, Preliminary Feasibility Study, Carlin Trend, Nevada, USA”, with an effective date of September 9, 2019 (the “Initial PFS Technical Report”).

4.2	Three Year History

As of March 23, 2020, there were (i) 278,321,931 Common Shares, (ii) 11,375,170 stock options to purchase up to an aggregate of 11,375,170 Common Shares at a weighted average exercise price of $1.69 per Common Share expiring from November 27, 2020 to January 30, 2025, (iii) 1,746,579 restricted share units convertible to 1,746,579 Common Shares, and (iv) no warrants, outstanding.

Financings

On February 22, 2018, the Company completed a short form prospectus offering of 13,750,440 Common Shares at a price of $2.05 per Common Share to the public in certain provinces of Canada and the United States for gross proceeds of $28,188,402 (the 2018 Public Offering ) through a syndicate of underwriters co-led by Macquarie Capital Markets Canada Ltd. and BMO Nesbitt Burns Inc., including Cormark Securities Inc. and PI Financial Corp.

Concurrent with the 2018 Public Offering, Oceana Gold Corporation (TSX/ASX/NZX:OCG) ( Oceana ) subscribed for 2,680,900 Common Shares and Goldcorp Inc. ( Goldcorp ), now a wholly-owned subsidiary of Newmont Corporation ( Newmont ), subscribed for 2,195,100 Common Shares, both at a price of $2.05 per Common Share for gross proceeds of $9,995,800 (the February 2018 Private Placement ).

It was a term of Oceana’s subscription agreement from the February 2018 Private Placement (the Oceana Subscription Agreement ) that as long as Oceana owned not less than 9.9% of the issued and outstanding Common Shares, Oceana was entitled to, amongst other things, a right to participate in any future equity financings of the Company in order to (i) maintain its then equity ownership interest in the Company; and/or (ii) increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding Common Shares. Oceana now owns less than 9.9% of the issued and outstanding Common Shares and as a result, Oceana no longer has these rights under the Oceana Subscription Agreement.

It is a term of Goldcorp’s subscription agreement from the February 2018 Private Placement that as long as Goldcorp owns not less than 7.5% of the issued and outstanding Common Shares, Goldcorp shall be entitled to:

1.

receive monthly exploration reports updating the status of the Company’s work programs on its mineral properties including, but not limited to, reasonable access to the Company’s scientific and technical data, work plans and programs, permitting information, results of operations and technical personnel from time to time; and

2.	participate in any future equity financings of the Company in order to:

i.	maintain its then equity ownership interest in the Company; and/or

ii.

increase its equity ownership interest to a maximum of 19.9% of the then issued and outstanding Common Shares, provided that the purchase price per Common Share under such equity financing (a “Subsequent Financing”) shall be equal to the volume weighted average price of the Common Shares on the Toronto Stock Exchange (“TSX”) for the 20 trading days immediately preceding the date of the Company’s public announcement of such financing plus 4%, rounded up or down to the nearest whole cent.

For so long as Goldcorp beneficially owns not less than 7.5% of the issued and outstanding Common Shares (on an undiluted basis), Goldcorp must give the Company prior written notice of its intention to sell more than 1% percent of the then issued and outstanding Common Shares in any 30 day period and, upon receipt of such notice, the Company shall have five business days to purchase or designate the purchasers of all or any part of such shares, failing which Goldcorp may thereafter sell any remaining shares for an additional 30 days.

On September 5, 2018, the Company completed a private placement of 5,230,901 Common Shares at a price of $2.05 per share for aggregate proceeds of $10,723,347 (the “September 2018 Private Placement”, and together with the February 2018 Private Placement, the “2018 Private Placements”). As part of the September 2018 Private Placement, Goldcorp and Oceana exercised their participation rights and purchased 2,926,829 and 975,609 Common Shares, respectively, which represented approximately 13.6% and 15.57% of the issued and outstanding Common Shares, respectively, on a non-diluted basis immediately following the September 2018 Private Placement.

On July 31, 2019, the Company completed a short form prospectus offering of 17,250,000 Common Shares at a price of $1.22 per Common Share to the public in certain provinces of Canada and the United States for gross proceeds of $21,045,000 (the “2019 Public Offering”) through a syndicate of underwriters led by BMO Capital Markets.

U.S. Registration

The Company is also a reporting issuer in the United States and required to file disclosure reports with the SEC under the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”) to provide information to public investors in the United States (in addition to the Company’s continuous disclosure obligations in Canada).

Stock Exchange Listings

The Common Shares are listed for trading on the TSX and the NYSE American under the symbol “GSV”. Prior to October 11, 2017, the Common Shares traded on the TSX Venture Exchange (“TSXV”).

Land Expansion

The Company has expanded the Railroad-Pinion Project by entering into various mining leases and options to purchase agreements. Between February 2016 and July 2016, the Dark Star Deposit was included, which expanded the Railroad-Pinion Project by approximately 3,880 gross acres (2,540 net acres). The Company paid US$279,000 upon execution of these agreements and is required to make combined annual lease payments of approximately US$16,500 on the first anniversary, increasing on an annual basis in years two to five to US$28,200, with US$31,000 payable annually in years six to nine. The leases are for a primary period of 10 years and the Company has the option to purchase certain of the lands and claims for US$800,000 prior to commencing production. Certain leases are also subject to a 3% NSR (as defined below) with buy-down options of 1% for US$1,100,000. The Company has the option to extend the leases for an additional 10 years with annual lease payments of approximately US$31,000 per year, with provisions for further extension after that. If the Company exercises the purchase option, all applicable initial lease payments will be credited against future NSR payments.

On March 23, 2017 the Company announced the acquisition of a further 17,061.81 gross acres (17,237.21 net acres) to its land holdings’ at the south end of the Carlin Trend and control over certain additional key gold exploration targets contiguous with, and to the south of, the Dark Star Deposit and the Pinion Deposit. The acquisitions include cost-effective lease agreements with private mineral interest owners and newly staked claims. The total cost of these acquisitions was approximately US$222,121 with annual holding costs of approximately US$272,500 per annum.

Exploration

A discussion of exploration of the Railroad-Pinion Project is included under ITEM 6.1: “Material Mineral Project -Mineral Projects - Exploration”.

Acquisitions

Acquisition of Battle Mountain Gold Inc.

After a Battle Mountain shareholders’ meeting, on June 14, 2017, the Company and Battle Mountain completed a plan of arrangement (the “Arrangement”) under the BCBCA whereby the Company acquired all of the issued and outstanding common shares of Battle Mountain (“Battle Mountain Shares”). Under the terms of the Arrangement, former Battle Mountain shareholders (other than the Company) received 0.1891 Common Shares plus $0.08 in cash for each Battle Mountain Share held. In addition, other than certain options to acquire Battle Mountain Shares that were cancelled, options and warrants to acquire Battle Mountain Shares became exercisable for Common Shares, all in accordance with the terms of the Arrangement.

Battle Mountain was a reporting issuer listed for trading on the TSXV under the symbol “BMG”, and effective June 14, 2017, Battle Mountain Shares were de-listed from the TSXV. Battle Mountain owns a 100% interest in the 5,500 acres Lewis gold project located in Lander County, NV within the Battle Mountain trend (the “Lewis Gold Project”).

Dispositions

No significant dispositions have been completed by the Company since the commencement of its financial year ended December 31, 2019.

ITEM 5:	DESCRIPTION OF THE BUSINESS

Summary

The Company is a British Columbia company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States and the permitting, development and de-risking of such properties. None of the Company’s properties are currently in production.

Specialized Skill and Knowledge

Management is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration industry and exploration finance and are complemented by an experienced board of directors. See ITEM 12: “Directors And Officers”.

Competitive Conditions

The Company competes with other mineral exploration and mining companies for mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital. See ITEM 7: “Risk Factors” below.

Cycles

Given the general weather conditions and exploration season in north central NV, the Company’s exploration and evaluation assets expenditures tend to be greater from April to December than in the rest of the year.

Environmental Protection

The current and future operations of the Company, including potential development activities on its Railroad-Pinion Project or areas in which it has an interest, are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, drilling and developing the Company’s properties. The Company attempts to diligently apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process. Current costs associated with compliance are considered to be normal.

Employees and Consultants

The Company maintains a head office in Vancouver, B.C. and a branch office in Elko County, NV.

As of March 23, 2020, the Company engaged the full time services of 8 geologists and engineers and 1 general manager based in the Company’s NV office (December 31, 2019 - 8 geologists, 1 general manager, 1 warehouse manager and 1 office administrator) and 6 persons at its Vancouver head office (December 31, 2019 - 6 persons). As operations require, the Company also retains geologists, engineers, and other consultants on a short term or per diem basis in Vancouver and NV, and in the field at its Railroad-Pinion Project.

Foreign Operations

The Railroad-Pinion Project and the Lewis Gold Project are located in NV and the Company maintains a branch office in Elko County, NV.

Reorganizations

In December 2017, the Company completed a series of transactions undertaken to simplify the holding and funding structure of GSV and its subsidiaries. Under the reorganization, JKR Gold Resources (USA) Inc. and JMD Exploration Corp. were wound-up to simplify the corporate structure. Battle Mountain Gold (USA) Inc. and Madison Enterprises

(Nevada) Inc. merged, with Madison Enterprises (Nevada) Inc. as the surviving entity, to simply the ownership of the Lewis Gold Project.

Social or Environmental Policies

The Company has adopted an environmental policy to ensure that it is maintaining sound environmental practices in all activities (the “Environmental Policy”). Pursuant to the Environmental Policy, the Company:

  examines the potential impact to the environment of all proposed activities and takes steps to minimize, or where possible, eliminate the impact;

  ensures that all activities are in compliance with all environmental permits and regulations;

  on a routine basis, determines the Company’s impact on the environment and through continuous improvement, strives to attain higher levels of environmental performance;

  maintains a high-level of environmental protection by applying practices and technology that minimize impacts and enhance environmental quality;

  maintains open dialogue with local communities, ranchers and other stakeholders within the area of influence of the Company’s project areas;

  progressively and regularly reclaims disturbed areas in accordance with approved reclamation plans, and incorporates new technology where practical;

  encourages cooperative research programs with state and federal agencies to better understand and monitor impacts associated with the Company’s project areas; and

  trains all employees and, contractors as appropriate, to help them better understand their environmental responsibility related to the Company’s project areas.

The Company has also formed a health, safety and environment committee (the “HSEC”), which, among other things, monitors, on behalf of the board of directors of the Company (the “Board”), the Company’s compliance with its approved environmental policies. The HSEC reviews with management any extraordinary event or condition involving an environmental impact or significant risk, including, where appropriate, reporting and making recommendations to management and the Board. The Company is also working towards producing its first formal environmental, social and governance report.

ITEM 6:	MATERIAL MINERAL PROJECT

6.1	Mineral Projects

The Company considers the Railroad-Pinion Project comprised of North Railroad and South Railroad, its material mineral project for purposes of NI 43-101. Set forth below is certain mining and technical information in relation to those deposits.

The technical information included in this section is a summary of the technical information disclosed in the Updated PFS Technical Report. Any additional drilling or metallurgical results disclosed subsequent to the effective date of the Updated PFS Technical Report are included in “Material Mineral Project - Mineral Projects - Recent Developments”.

The Updated PFS Technical Report is the Company’s current technical report for the Railroad-Pinion Project and presents the results of the South Railroad preliminary feasibility study (the “Updated PFS”), incorporating new design-work, scheduling and projected costs in support of mineral resource and mineral reserve estimates for the Dark Star Deposit and the Pinion Deposit.

Extensive metallurgical testing has been completed for the Dark Star Deposit and the Pinion Deposit and is ongoing for the Jasperoid Wash Deposit. The North Railroad portion of the property has not been tested comprehensively for metallurgical response. The Company reports mineral reserves only for the Dark Star Deposit and the Pinion Deposit, and the mine schedule, process-plant design and financial analysis set out in the Updated PFS Technical Report includes only these two deposits.

Project Description, Location and Access

Railroad-Pinion is located along the Piñon mountain range at the southeast end of the Carlin Trend, approximately 442 km west of Salt Lake City, Utah, and 467 km east of Reno, NV. It is between 13 and 29 km south of Interstate 80, which is a four lane, east-west, transcontinental highway that serves as the primary highway in northern NV.

Primary access to Railroad-Pinion is by a series of paved and gravel roads from Elko, NV (population 18,300). The Railroad-Pinion Project can be reached by travelling westbound from Elko for 32 km on Interstate 80 to the town of Carlin (population 2,400), and then south on State Highway 278 for 24 km. The Railroad-Pinion Project area may also be reached during the summer and autumn months by traveling 48 km southwestward from Elko, NV on the Bullion Road, a dirt/gravel road.

The Railroad-Pinion Project constitutes a land position totalling 53,569 gross acres (21,679 hectares) and, with partial interests taken into consideration, 50,599 net acres (20,477 net hectares) of land in Elko County, NV. The Company owns, or otherwise controls 100% of the subsurface mineral rights on a total of 29,941 gross acres (12,117 hectares) of land held as patented or unpatented mineral lodes (claims). This includes 1,455 unpatented claims owned by the Company and 207 unpatented claims held under lease. The Company also owns or leases 30 patented claims. There is also a total of 23,628 gross acres (9,562 gross hectares) of private lands of which the Company’s ownership of the subsurface mineral rights varies from 49.2% to 100%, for a net position of approximately 20,658 acres (8,360 hectares). The Company is pursuing the minority interest in certain key private land parcels where it holds less than a 100% interest.

The Company owns or otherwise controls 100% of the mineral lands on which the Pinion Deposit, Dark Star Deposit, Jasperoid Wash Deposit, and the North Bullion Deposit are situated, subject to the terms of its leases, as applicable, and certain subsurface minority mineral interest holders in certain fee lands whom hold an approximate 0.8% to 1.51% mineral interest not subject to lease held by the Company. The lands on which the Pinion Deposit, Dark Star Deposit, Jasperoid Wash Deposit, and the North Bullion Deposit are situated are comprised of approximately 7,360 gross acres (2,978.49 hectares) and 7,320.19 net acres (2,962.38 hectares).

Private surface and private mineral property are wholly owned and subject to lease agreement payments and property taxes (paid on an annual basis) as determined by Elko County. The estimated holding cost for the patented claims, unpatented claims, and private lands held by the Company is $1,103,402 per annum. Unpatented lode mining claims grant the holder 100% of the mineral rights and access to the surface for exploration activities which cause insignificant surface disturbance. Ownership of the unpatented mining claims is in the name of the holder (locator), subject to the paramount title of the United States of America, under the administration of the Bureau of Land Management (the “BLM”). Under the Mining Law of 1872, which governs the location of unpatented mining claims on federal lands, the locator has the right to explore, develop, and mine minerals on unpatented mining claims without payments of production royalties to the U.S. government, subject to the surface management regulation of the BLM. Currently, annual claim-maintenance fees are the only federal payments related to unpatented mining claims. The mineral rights do not expire if the unpatented claims are maintained by paying an annual fee of $165 per claim to the U.S. Department of Interior, BLM prior to the end of the business day on August 31 every year. A notice of intent to hold must also be filed with the Elko County Recorder on or before November 1 annually, along with a filing fee of $12.00 per claim, plus a $4.00 document fee.

The Company has completed its federal claim maintenance fee obligations for the owned and leased unpatented claims for 2019-2020 assessment year. The federal claim maintenance fees for the claims for the 2020-2021 assessment year are due on or before September 1, 2020. The Company’s estimated claim maintenance fee cost for the owned and leased unpatented claims is $274,230 per annum, and the Company’s total estimated annual cost to maintain its property package is $1,377,632.

Portions of the unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR” or “GSR”) and Mineral Production (“MP”) royalty agreements, or Net Profit Interest (“NPI”) agreements. The currently relevant royalty encumbrances for the Railroad-Pinion Project are summarized as follows:

  1.0% NSR royalty to Royal Standard Minerals, Inc. and Manhattan Mining Co. on the portion of the property acquired by statutory plan of arrangement;

  1.5% MP royalty to Kennecott Holdings Corporation on claims noted as the Selco Group;

  5.0% NSR royalty to the owners of the undivided private mineral interests;

  The Company owns an approximate 99.2% mineral interest in Sections 21 and 27 by way of several lease agreements. Pursuant to the terms of the relevant lease agreements, Sections 21 and 27 are subject to a 5.0% NSR royalty to the lessors of the leased property;

  Section 22 is comprised of the TC 1 through 39, and TC 37R and 38R unpatented lode mining claims owned by Gold Standard. The TC claims are subject to the following royalties: (1) an unknown/unspecified NSR royalty to “GSI, Inc., of Virginia”; and (2) a 2.0%) NSR royalty to Waterton Global Value LP;

  1.0% NSR royalty to Aladdin Sweepstake Consolidated Mining Company on the portion of the property acquired by statutory plan of arrangement, specifically the PIN#1 to PIN#12 lode mining claims;

  4.0% NSR royalty to ANG Pony LLC for mining claims acquired by the Company in Sections 34 and 36 in T30N, R53E, and Sections 2 and 4 in T29, R53E;

  3.0% NSR royalty to Peter Maciulaitis for certain mining claims in Sections 24 and 26 in T30N, R53E;

  A 3.0% NSR royalty (relative to mineral interest) to Linda Zunino and Tony Zunino, Trustees of the Delert J. Zunino and Linda Zunino Family Trusts dated October 11, 1994, and a 3.0% NSR royalty (relative to mineral interest) to John C. Carpenter and Roseann Carpenter, husband and wife, on Section 23 in T29N, R53E;

  A 3.0% NSR royalty to Nevada Sunrise LLC on the 14 WMH claims situated in Sections 1, 2, 3, and 11 in T29N, R53E; and

  A 3.5% NSR royalty (relative to mineral interest) to Dominek Pieretti and Tusca Sullivan on Sections 3, 5, 7, 8, 9, 10, 15, 17, 19, 21, 29, 31, and 33 in T29N, R53E, and Section 33 in T30N, R53E.

The estimated total annual cost for maintaining the Railroad-Pinion Project is $1,377,632, including lease payments and claims maintenance.

The Company currently has three Plans of Operations and two Notices of Intent (“NOI’s”) in place with the BLM for South Railroad. The Company has drafted a Historic Properties Treatment Plan (“HPTP”) for archaeological sites within the Railroad Exploration Project Plan of Operations. The draft HPTP is currently being evaluated by the BLM. Activities at the Jasperoid Wash Deposit are permitted with an approved BLM NOI for an area situated in Section 16 in T29N, R53E. The bond for this NOI has been posted in the amount of $31,956. The Company has received a Water Pollution Control Permit issued by the Nevada Division of Environmental Protection (“NDEP”) for the North Bullion Deposit that expires in November 2019. There is also a Surface Area Disturbance Permit (“SADP”) issued by NDEP for the North Bullion Deposit. The Company has received a Reclamation Permit (“RP”) that includes the Pinion, Dark Star, and Irene reclamation plans. This RP covers both private land and public land disturbances. The Company is in the process of applying for a permanent RP, and is permitted to operate in Section 25 in T30N, R53E at the Dark Star Deposit as long as it keeps the total disturbance to less than five acres at any given time. For South Railroad, the Company has received an SADP and Environmental Assessment (“EA”) that covers approximately 19.3 km2 and allows up to 101 ha of disturbance. The SADP EA expires on July 2022.

The Company is not aware of any significant factors or risks that may affect access, title, or the right or ability to perform work on the Railroad-Pinion Project. The Company controls sufficient ground and has sufficient permitting in place to access the project and continue future exploration programs.

Exploration and Mining History

The Railroad-Pinion Project is being explored on an ongoing basis by the Company using geological mapping, geochemical and geophysical surveying, and drilling. Exploration work by the Company commenced in 2010 and has resulted in the identification of 17 prospect areas or zones of mineralization within the property.

Twenty-one different historical operators are known to have drilled 1,084 holes, for a total of 152,566.1 m, from 1969 through 2008. As of the effective date of the Updated PFS Technical Report, the Company had drilled 848 holes for a total of 248,227.1 m. At least 74% of all drilling used reverse circulation (“RC”) drilling methods. However, the amount of RC drilling may be understated because the hole-types are not known for a substantial number of holes drilled in the late 1980s and 1990s, when RC drilling was common.

The Railroad mining district was intermittently active as a copper, lead, silver, zinc and gold district from 1869 until the early 1960s, when modern exploration began. Since 1967, numerous companies have explored in the Railroad-Pinion Project area as a whole, and conducting rock and soil sampling, surveying and drilling programs throughout the property. As the work progressed in the Railroad mining district, new geologic interpretations plus base- and precious-metal surface sample results were combined with favorable drill results, expanding the target types and widening the range of commodities being explored for.

South Railroad

Pinion Area Exploration History

Exploration activity at the Pinion Deposit area dates back to the discovery of the Pinion prospect by Newmont in 1980. Newmont referred to the prospect as Trout Creek. The majority of the historical work was conducted in the late 1980s and early to mid-1990s and overlaps somewhat with that of the adjacent North Railroad. This work identified a Carlin-type gold deposit at the Pinion prospect in Sections 22 and 27 in T30N and R53E, which for a time was known as the South Bullion deposit. An additional zone of gold-silver mineralization was discovered and partly delineated at the Dark Star prospect in Section 25 in T30N, R53E.

Historical drilling began in 1980 with RC methods. Historical exploration in the Pinion area identified two discrete zones of mineralization (Main and North) with the majority of the historical drilling having been completed at the Main zone, including the testing of the Jasperoid breccia outcrops located near the southern boundary of Section 22 in T30N and R53E. Historical drilling extended the Main zone gold mineralization well into Section 27 to the southeast. The north zone is located approximately 300 m northeast of the Jasperoid outcrops of the Main zone.

In 2014, the Company acquired a large portion of the Pinion Deposit and surrounding area mineral rights from Scorpio Gold Corporation. Subsequently, the Company expanded their land position to include all of South Railroad.

Dark Star Area Exploration History

The Dark Star Deposit is located approximately 3 km east of the Pinion Main zone. Historical exploration work was conducted at the Dark Star area from 1990 through 1999 by Crown, Westmont, Cyprus, Cameco and RSM, Mirandor, and Kinross. In 1990, Crown identified a surface gold anomaly through rock and soil sampling in what became the Dark Star Deposit.

Drilling in 1991 confirmed the presence of subsurface gold mineralization at the Dark Star Deposit. Further historical drilling identified an approximately north-south-trending mineralized zone that became known as the Dark Star Corridor.

Jasperoid Wash

The Jasperoid Wash Deposit is located 7.5 km southwest of the Dark Star Deposit. In 1988, Westmont conducted geologic mapping, and rock and soil sampling over the Jasperoid Wash and Black Creek regional area. The geochemical sampling identified a large anomalous mineralized system and a 13-hole RC drilling program followed in 1989. Nine of the 13 holes drilled in 1989 intersected intervals of ≥0.01 to 0.03 oz Au/ton (0.34 to 1.03 g Au/t). Follow-up drilling programs were conducted in 1990, 1991, and 1992 by drilling 34 RC and three core holes. Low-grade gold mineralization was intersected in 22 of the holes.

In 1997, Cameco collected 35 rock-chip samples to test the anomaly within the hydrothermally altered Diamond Peak and Chainman-Dale Canyon formations of the Jasperoid Wash prospect. Four RC holes were drilled, totalling 556.3 m, targeting structural intersections. Significant gold mineralization was not intersected in the 1997 drilling at Jasperoid Wash, although two of the holes intersected low-grade, anomalous mineralization.

In 1998, Cameco completed gradient IP/Resistivity geophysical surveys over the Jasperoid Wash area and identified a large zone of low chargeability and high resistivity in the western part of the survey area. This was reportedly tested in 1998 by four RC holes totalling 677 m. Significant gold mineralization was not intersected in the drilling, although two of the drill holes intersected low-grade anomalous gold.

North Railroad

The earliest prospecting and mineral exploration in North Railroad likely dates to the mid-1860s. In 1869, the Railroad mining district was established in the area of Bunker Hill and the district was also known as the Bullion or Empire City district. Initially silver, lead, and copper ore was shipped to Chicago and San Francisco. A smelter was built in 1872 at the nearby town of Bullion. Beginning in 1905, shipments from operating mines, old dumps and slag were sent to Salt Lake City. Early production in the district was mainly silver, lead, and copper extracted from numerous underground mines on the northern flank of Bunker Hill. There were also minor, undeveloped gold veins in intrusive rocks.

Beginning in 1910, and until the mines quit production in the 1960s, zinc became the prominent metal mined. Modern-era exploration began in 1967 when American Selco optioned claims from Aladdin Sweepstake Consolidated Mining, launching a period of surface sampling, geophysics, geological mapping and surface drilling in the Railroad district and North Railroad that has continued to the date of the Updated PFS Technical Report. Records are incomplete but historical exploration was likely conducted in various areas at various times by 15 companies. These companies collected 6,260 soil samples, 3,508 rock samples and drilled 382 holes.

The Company commenced exploration at North Railroad in 2009 and began drilling in the North Bullion Deposit area in 2010. Historic exploration data has not been compiled for the North Bullion Deposit separately from that of the Railroad-Pinion Project as a whole. The North Bullion Deposit was a blind gold discovery in 2010, when a process of vectoring from surface gravity surveys, combined with geological models and geological drill hole data, led to favorable intercepts in the area and subsequent extensive exploration by the Company. The gold system remains open in all directions and spans an area of 400 m by 1,200 m.

Geological Setting, Mineralization and Deposit Types

Regional and Local Geology

The Railroad-Pinion Project is located in the southern portion of the Carlin trend, centered on the Railroad dome in the Piñon Range, which is comprised of Ordovician through Permian marine sedimentary rocks. Eastern assemblage formations throughout the property include the Pogonip, Hanson Creek, Eureka Quartzite, Lone Mountain Dolomite, Oxyoke, Beacon Peak, Sentinel Mountain Dolomite, and Devils Gate Limestone and Tripon Pass formations. Siliceous clastic units include those of the Webb, Chainman, and Tonka formations. The north-south-striking Bullion fault corridor separates Tertiary volcanic rocks to the east from the Paleozoic sedimentary units in the range, which have been intruded by a complex of Eocene igneous rocks centered south of Bald Mountain, in the core and east flank of the range.

The gold-silver deposits within the Railroad-Pinion Project that are the focus of the Updated PFS Technical Report are considered to be Carlin-type, sedimentary-rock-hosted deposits. Precious metal mineralization is generally submicroscopic, disseminated, and hosted principally in sedimentary rocks, with some mineralization in felsic dikes and sills as well.

Dark Star

In South Railroad, the “Dark Star Main” and “Dark Star North” zones, which comprise the Dark Star Deposit are hosted primarily within Pennsylvanian-Permian rocks, with minor amounts of gold mineralization found in the Chainman Formation and Tertiary conglomerates. The deposits are centered along the roughly north-south Dark Star fault corridor, within which is a horst block and associated silicified zone bounded by the West fault and Dark Star fault. Gold mineralization in the horst block is hosted in the middle, coarse-grained conglomeratic and bioclastic limestone-bearing unit of a Pennsylvanian-Permian undifferentiated sequence interpreted to be equivalent to the Tomera Formation. Mineralization dips steeply to the west near the surface at Dark Star Main and Dark Star North, but dips less steeply at depth at Dark Star Main.

Pinion

Also, in South Railroad, the Pinion Deposit is situated in a sequence of Paleozoic sedimentary rocks exposed within large horst blocks in which the sedimentary rocks have been broadly folded into a south- to southeastward-plunging, asymmetric anticline. The axis of this Pinion anticline trends approximately N50ºW to N60ºW and can be traced for approximately 3.2 km. The limbs of the anticline dip shallowly at 10° to 25° to the west, and more steeply at 35° to 50° to the east. Disseminated gold and silver mineralization at the Pinion Deposit is strongly controlled by a 3 m to 120 m-thick dissolution-collapse breccia at the contact between calcarenite of the Devils Gate Limestone and the overlying silty micrite of the Tripon Pass Formation. Gold deposition was contemporaneous with breccia development, quartz veins formation, silica ± barite replacement and infill of open spaces.

Jasperoid Wash

The Jasperoid Wash Deposit, also located in South Railroad, is hosted by altered Tertiary feldspar porphyry dikes and their host Pennsylvanian-Permian conglomeratic rocks of a Tomera Formation equivalent. The deposit has approximate extents of 1,400 m to the north and a width of about 1,100 m, and is partially contained within an elongate, north to south, steeply dipping structural corridor. Drilling shows the deposit dips steeply to the west nearby and within Tertiary dikes; east of the dikes, the deposit dips gently to the west. The gold is inferred to be submicroscopic in grain size, however, petrographic studies have yet to be performed.

North Railroad

In North Railroad, disseminated gold mineralization has been defined by drilling in the North Bullion, POD, and Sweet Hollow zones. The mineralization is focused in the footwall of the Bullion fault zone. Faults appear to be important controls on mineralization. In general, gold-silver mineralization is localized in gently to moderately dipping, strongly sheared rocks of the Webb and Tripon Pass formations, in dissolution-collapse breccia developed above and within silty micrite of the Tripon Pass Formation, and calcarenite of the Devils Gate Limestone. The top of gold mineralization varies from 105 m to 400 m below the surface and varies in dip from 10° to 45° to the east. Gold is associated with “sooty” sulfide minerals, silica, carbon, clay, barite, realgar, and orpiment.

Exploration

The Company has been exploring the Railroad-Pinion Project as a whole since 2010, discovering new exploration targets and advancing known prospects and deposits by executing systematic, geological model-driven and aggressive exploration. Prior to 2015, exploration activities by the Company were focused in North Railroad. Work completed in 2015 was largely focused on the Pinion Deposit in South Railroad, after its acquisition in 2014. Exploration work by the Company since 2010 has resulted in the identification of 17 prospect areas or zones of mineralization within the overall property position, including the Bald Mountain area and the North Bullion Deposit in North Railroad, the Pinion Deposit, the Dark Star Deposit, and the Jasperoid Wash Deposit, and other areas of the South Railroad portion of the property.

2009 - 2019 Geophysics

There is a significant and growing body of geophysical information for the Railroad-Pinion Project that includes gravity, controlled-source audio magneto-telluric (“CSAMT”) and ground magnetic surveys. These surveys have been employed to aid in identifying geological structures, key lithologies and zones of hydrothermal alteration related to mineralization. Additionally, the geophysical surveys have aided in drill-hole targeting and have assisted in the definition of multiple exploration targets.

A ground magnetic survey was completed over the Bullion stock area in 2014. A total of 197 line-km were surveyed with total magnetic intensity recorded in continuous mode at 2-second intervals on lines 100 m apart. The lines were oriented east-west.

The Company completed six gravity surveys from 2009 to 2015, collecting measurements from 3,991 stations covering a large portion of the property. The gravity surveys were designed to delineate structures, particularly those in areas lacking bedrock exposures, and/or those areas under cover, and to identify rock types and alteration related to sedimentary-rock hosted and skarn-type mineralization. During 2017, gravity measurements at an additional 1,027 stations were taken, covering 23 km2 in South Railroad. The 2017 gravity survey was conducted by Magee Geophysical Services LLC and was interpreted by Wright Geophysics.

Seven CSAMT surveys were completed by the Company from 2012 to 2016, covering the Bullion fault corridor, the North Bullion Deposit, the Pinion Deposit, and the Dark Star Deposit, and the Dark Star fault corridor. A total of 85 line-km of CSAMT data were collected during the seven CSAMT surveys. The 2016 CSAMT survey involved 21.2 line-km focused on the Dark Star fault corridor, with nine east-west lines at variable spacing from 200 m to 500 m, that were oriented perpendicular to the main fault trend in the area.

During 2017, another 68 line-km of CSAMT were surveyed with 21 lines across the Dark Star fault corridor, Ski Track and Bullion to East Pine Mountain areas. The data were acquired by Zonge International Inc. and interpreted by Wright Geophysics.

James Wright of Wright Geophysics designed, supervised, and interpreted the 2016 CSAMT survey. An interpretation of the results by Wright is summarized as follows:

  a major north-south-oriented structural zone - the Dark Star fault corridor - exists along the east side of all 2016 sections, juxtaposing Tertiary rocks against older sedimentary rocks. The zone has two major normal faults bounding a predominantly Pennsylvania-Permian horst block. Both bounding faults have multiple parallel faults and lesser splays;

  a north-south-oriented horst of Pennsylvania-Permian clastic rocks beneath approximately 80 m of Tertiary and Quaternary cover is bounded by two major faults and runs parallel to and 450 m west of the Dark Star fault corridor;

  the above horst is terminated to the north by a north-northeast-trending fault and is divided to the south by a major cross-cutting west-northwest-trending fault. South of that the two horsts appear to merge to the south of this cross-cutting structure; and

  the Dark Star Main and Dark Star North deposits correlate with high resistivity from a depth of 0 to 25 m to a depth of 200 to 400 m, respectively. The near-surface high resistivity features may be related to alteration.

In 2016, the Company purchased a portion of an airborne magnetic survey from EDCON-PRJ that covered the entire Piñon Range including North Railroad and South Railroad and their surroundings. The Bullion stock forms a strong and large magnetic high, and several of the major structures were extended by the airborne interpretation of Wright.

Seismic surveys were performed in 2017 and 2018 at the Pinion Deposit, the Dark Star Deposit, and the North Bullion Deposit. In total, three east-west-oriented lines for 37.2 line-km were surveyed. In 2019 three additional seismic lines, totaling 21 line-km, were surveyed directly over and to the north of the North Bullion Deposit. The seismic data were acquired by Bird Seismic Services and processed and interpreted by Columbia Geophysical, Sterling Seismic Services Ltd., and Wright Geophysics.

2010 - 2018 Geochemistry

Historical data and subsequent work by the Company has shown there is a positive correlation between anomalous gold and arsenic concentrations in soil samples, and near-surface gold mineralization confirmed with drilling. The Company collected approximately 7,450 soil samples from 2010 to 2015. These were collected over grids in six areas with lines 50 m to 100 m apart and samples taken at spacings of 50 m. During 2017 and 2018, a total of 7,823 soil samples were collected from South Railroad in the Ski Track, Dixie, and Jasperoid Wash areas, and near the southern limit of the property. Samples were taken at intervals of 50 m along lines spaced 100 m apart.

To expand the rock geochemistry database in areas that lacked historical sampling, the Company collected approximately 3,500 rock samples throughout the Dark Star Deposit, the Pinion Deposit, and the North Bullion Deposit areas from 2010 to 2015. Samples were collected from outcrops, road cuts and field traverses parallel with topography. The majority of these rock samples comprise simple “grab” samples, but chip, channel and scoop sampling techniques were employed to a lesser degree.

The Company did not collect any rock, soil or scoop samples in 2016. During 2017 and 2018, a total of 1,550 rock samples were collected from the Ski Track, Dixie, and Jasperoid Wash areas of the property. The geochemical exploration work described above identified eight drill targets, some of which have returned significant intercepts of gold, silver, copper, lead and zinc.

Sampling methods, quality and representativity of surface sampling at the Railroad-Pinion Project have not been analyzed because drilling results form the basis for the mineral resource estimates.

2009 - 2019 Geologic Mapping

During 2009 through 2016, the Company geologists carried out Anaconda-style, layer-based geological mapping that covers a total of 150 km2 within and near the Railroad-Pinion Project. The mapping was done at scales of 1:6,000 to 1:2,000. During 2016-2018, approximately 53.5 km2 were mapped in the Dark Star Deposit, Dixie, the Jasperoid Wash Deposit, Ski Track, Elliot Dome, and east Pine Mountain areas. Additional mapping was conducted at a scale of 1:2,000 in the Ski Track and LT areas during 2018.

Drilling

The Company has conducted drilling on the Railroad-Pinion Project as a whole since 2010 to test the extent of known mineralization, support ongoing geological modelling and resolve current geological models. After the Company’s acquisition of South Railroad in 2014, efforts focused on the Pinion Deposit and Dark Star Deposit and their surrounding areas.

Gold Standard has drilled an additional 66 holes on the Railroad-Pinion Project in late 2019 that are not included in the subsequent discussions in this section. Most were drilled following the effective dates of the databases for the Dark

Star Deposit, the Pinion Deposit and the Jasperoid Wash Deposit. The new holes at the Dark Star Deposit and the Pinion Deposit, many of which were drilled to collect metallurgical samples and geotechnical data, were evaluated with respect to their respective mineral resource models. All were determined to have minimal to no impact on estimated volumes and grades.

South Railroad Drilling by the Company

Drilling in South Railroad by the Company commenced in 2012. A total of 168,676.7 m were drilled in 694 holes. Approximately 83% of the meters and 84% of the holes were drilled with RC methods. Diamond-core drilling accounts for about 16% of the meters and 15% of the holes; the balance of the drilling was done using RC followed by core tails. Both angle and vertical drilling was done.

A Company representative checked each drill rig at least once per day during drilling to monitor sample collection. For core drilling, Company geologists completed paper or digital logs on the whole core. The logs captured and illustrated core recovery, sample intervals, lithologic data, hydrothermal alteration, mineralogy and structural features. Structural features were measured with respect to the core axis. When available, structural features were measured on core oriented using a Reflex Act 2 orienting device. Photographs were taken of all drill core, labeled with drill hole footages and sample intervals. RC drill chips were also logged on paper or digital logs by Company geologists. The data from the paper drill logs were later captured in electronic spreadsheets for both core and RC drill holes.

The Company’s RC holes were drilled with water injection. Face-return bits were utilized when not impeded by excess water. Tri-cone bits were only used when the hammer bits were unable to function due to excessive water pressure.

Dark Star Area Drilling by the Company

In 2015, the Company began drilling in the Dark Star Deposit to extend historically known shallow oxidized gold mineralization and to test other exploration targets. In 2015 through 2019, the Company drilled a total of 73,798.9 m in 306 holes. RC drilling accounts for about 83% of the holes and 79% of the meters drilled by the Company. All 2015-2019 core drilling was done with two 12-hr shifts per day. The RC drills operated for one or two 12-hr shifts per day. RC samples were collected continuously over 1.524 m (5 ft) intervals and split with a rotating wet splitter located beneath the cyclone.

Pinion Area Drilling by the Company

The Company’s drilling in the Pinion Deposit has totalled 51,307.5 m in 272 holes drilled from 2012 through the of the effective date of the Updated PFS Technical Report. The great majority of the drilling, approximately 90% of the meters drilled, was done with RC methods. Following acquisition of the Pinion Deposit in 2014, the Company focused their drilling on the expansion and infill drilling of various zones of what is now the Pinion Deposit. The 2014 drilling produced significant gold intervals at the Pinion Deposit indicating that gold mineralization associated with multi-lithic breccia and certain structures remained open along and across strike. Further drilling of 23 holes in 2015 also provided significant gold intercepts indicating the mineralized system was still open in a number of directions.

In 2016, the Company drilled a total of 23 holes in the Pinion Deposit for a total of 8,804.2 m. This drilling was designed to extend known zones of mineralization, provide infill data for specific zones, and provide material for metallurgical testing. Several holes were drilled to test the Irene geological and geochemical target 2.0 km west of the Pinion Deposit and at the Sentinel target to the north of the Pinion Deposit.

The 2016 drilling resulted in several significant gold intersections, defined as averaging greater than the 0.14 g Au/t cut-off grade that was used previously for the 2016 estimate of Pinion Deposit gold mineral resources. Most significantly, the 2016 drilling identified a new stratigraphic target called the Sentinel zone, which is located at the north end of the Pinion Deposit and comprises gold hosted within the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone, below the Devils Gate Limestone. The Sentinel gold mineralization is shallow, oxidized, and open to the north and west.

The Company’s 2014 through 2018 RC drilling was conducted on one or two 12-hr shifts per day. RC samples were collected continuously over 1.524 m (5 ft) intervals and split with a rotating wet splitter located beneath the cyclone.

The splitter reduced the samples to approximately 2.3 to 9.1 kg, which were collected in pre-numbered sample bags. A few grams of each 1.524 m interval were placed in chip trays for logging.

Results from the 2014 through 2018 drilling were used with data from historical drilling to estimate the current gold mineral resources at the Pinion Deposit.

Jasperoid Wash Area Drilling by the Company

The Company’s drilling at the Jasperoid Wash Deposit commenced in 2017. Since then a total of 17,997.5 m have been drilled in 60 holes. RC drilling accounts for about 90% of the holes and 70% of the meters drilled by the Company.

The 2017 and 2018 RC drilling was conducted by National Exploration Wells and Pumps (“National”) using a 450 Schramm, 685 Schramm and an EDM 95. The drilling contractor, Major, also drilled at the Jasperoid Wash Deposit and used a 455 Schramm. Bit sizes were 5¼ in. to 6½ in. in diameter. The rig was operated on two 12-hr shifts per day. RC samples were collected continuously over 1.524 m (5 ft) intervals and split with a rotating wet splitter located beneath the cyclone. A drilling technician placed a few grams of each 1.524 m interval in plastic chip trays for logging.

Core drilling in 2017 and 2018 was carried out by National and First Drilling of Elko, NV using a CT14 and an LF90, respectively. Core sizes drilled were PQ3, HQ3 and NQ3.

The results of the drilling, together with historical drill data from the Jasperoid Wash Deposit, have been used to estimate the current gold mineral resources at the Jasperoid Wash Deposit.

Subsequent to the effective date of the mineral resource estimate at the Jasperoid Wash Deposit, 21 additional drill holes (5,210.3 m) were completed at Jasperoid Wash, two were core holes (610.8 m) and the remainder were RC (4,599.5 m). These holes’ data were received on April 24, 2019 and evaluated on April 29, 2019. No auditing or QA/QC evaluations were done on this post-model drill-hole data set.

North Bullion Deposits Drilling by the Company

Drilling by the Company in the North Bullion Deposit commenced in 2010 and a total of 60,481.4 m had been drilled in 119 holes through the end of 2016. An additional 25 holes were completed in 2017 for a total of 10,299.8 m.

2010-2013 North Bullion Deposit Drilling by the Company

From 2010 through 2013, the Company drilled 83 holes totalling 42,593.8 m in the North Bullion Deposit. In 2010, the Company utilized gravity data and geological models to identify an untested target that lead to intercepts of 32 m of 1.39 g Au/t and 43.6 m of 1.21 g/t Au in hole RR10-8 at the North Bullion Deposit. This discovery of blind, sedimentary-rock hosted, Carlin-style gold mineralization lead to additional drilling conducted from 2010 to 2013 within the North Bullion Deposit and eventually to the estimated gold mineral resources.

The Company’s 2010 and 2013 RC drilling was conducted by Hard Rock Exploration Inc. and National, using a TH75 and 685 Schramm, respectively. Bit sizes were 5 ¼ in. to 6 ½ in. diameter bits. The rig was operated on one or two 12 hr shifts per day. RC samples were collected continuously over 1.524 m (5 ft) intervals and split with a rotating wet splitter located beneath the cyclone. A drilling technician placed a few grams of each 1.524 m interval in plastic chip trays for logging.

Core drilling in 2010 to 2013 was done by Redcor Drilling Inc. with an LF-230 rig. Core sizes were PQ3, HQ3 and NQ3. No drilling was done in 2014.

2015 North Bullion Deposits Drilling by the Company

In 2015, the Company drilled two core holes and two RC holes with core tail holes totalling 1,666.4 m. The RC drilling was conducted by National using a 685 Schramm. Bit sizes were 5 ¼ in. to 6 ½ in. diameter bits. The rig was operated on one or two 12-hr shifts per day. RC samples were collected continuously over 1.524 m (5 ft) intervals and split with a rotating wet splitter located beneath the cyclone. A drilling technician placed a few grams of each 1.524 m interval in plastic chip trays for logging.

The 2015 core drilling was performed by Timberline Drilling of Elko Nevada using an LF90 drill rig. Core sizes were PQ3, HQ3 and NQ3. Core was also drilled by TonaTec Exploration LLC of Utah. The rig may have been a CS2000. Core sizes were PQ3, HQ3 and NQ3.

2016-2017 North Bullion Deposits Drilling by the Company

A total of 16,221.1 m were drilled in 31 holes in 2016 and 2017. Most of the RC drilling was conducted by National using a 685 Schramm. Bit sizes were 5 ¼ in. to 6 ½ in. diameter bits. The rig was operated on one or two 12-hr shifts per day. RC samples were collected continuously over 1.524 m (5 ft) intervals and split with a rotating wet splitter located beneath the cyclone. A drilling technician placed a few grams of each 1.524 m interval in plastic chip trays for logging.

Boart Longyear of Elko, NV was the contractor for four RC holes drilled in 2017. A track-mounted drill of unknown type was used; specific methods and procedures are not reported.

Core drilling was performed by Timberline Drilling of Elko, NV using an LF90 drill rig. Core sizes were PQ3, HQ3, and NQ3. Core was also drilled by First Drilling. The rig used was an LF90 drill rig. Core sizes were PQ3, HQ, and NQ3. The results from drilling completed prior to August 18, 2017 were used to estimate the current gold mineral resources at the North Bullion Deposit.

Sample Preparation, Analyses And Security

North Railroad

Commencing in 2010, drilling company employees collected the Company’s RC samples at the rig. Those samples were then picked up at the drill sites by representatives of ALS Minerals (“ALS”) or Inspectorate America Corporation, a division of Bureau Veritas Mineral Laboratories USA (“Bureau Veritas”) and transported by truck to their respective laboratories in either Elko or Reno, NV (for ALS), or Elko, NV (for Bureau Veritas). Excessively wet samples were kept at the drill sites for a few days to drain and dry prior to collection by the laboratory staff.

ALS and Bureau Veritas were, and continue to be, commercial laboratories independent of the Company. ALS is accredited to the standard ISO/IEC 17025:2005 for specific analytical procedures, while most of their laboratories have attained ISO 9001:2008 certification. Bureau Veritas’ laboratories in Sparks, NV is accredited to the standard ISO/IEC 17025:2017, RG- MINERAL:2017. The Bureau Veritas laboratory in Vancouver, British Columbia is accredited to the standard ISO/IEC 17025:2005 and ISO 9001:2008.

Core samples were transported daily from the drill sites to the Company’s logging and core-cutting facility in Elko by Company personnel. After logging and marking core-sample intervals by Company geologists, the core was photographed prior to being sawed lengthwise by contractor technicians. Whole HQ-size core was sawed in half. Whole PQ-size core was sawed in quarters. One half of the HQ core, and three quarters of the PQ core, were returned to the core boxes and the remainder was placed in pre-numbered sample bags that were closed with ties. Following insertion of QA/QC blanks and certified reference materials (“CRMs”), the core samples were transported by representatives of ALS or Bureau Veritas to their respective laboratories for preparation and analysis.

Samples prepared by their respective laboratories were generally dried and crushed and then riffle-split to obtain subsamples, which were then pulverized. Gold was determined by fire-assay fusion methods and in some cases with gravimetric finish. Separate aliquots were analyzed for silver and major, minor and trace elements by inductively-coupled plasma-emission spectrometry following an aqua regia digestion.

South Railroad

Commencing in 2012, the Company’s RC samples stored by the drill rig were collected at the drill sites by representatives of ALS or Bureau Veritas and transported via truck to their respective laboratories in Elko, NV.

Excessively wet samples were kept at the drill sites for a few days to drain and dry prior to collection by the laboratory staff.

Core samples were transported daily from the drill sites to the Company’s logging and core cutting facility in Elko by Company personnel. After logging and marking core-sample intervals by Company geologists, the core was photographed prior to being sawed lengthwise by contractor technicians. Whole HQ-size core was sawed in half. Whole PQ-size core was sawed in quarters. One half of the HQ core, and three quarters of the PQ core, were returned to the core boxes and the remainder was placed in pre-numbered sample bags that were closed with ties. Following insertion of QA/QC blanks and CRM, the core samples were transported by representatives of ALS or Bureau Veritas to their respective laboratories for preparation and analysis.

Samples prepared by their respective laboratories were generally dried and crushed and then riffle-split to obtain subsamples, which were then pulverized. Gold was determined by fire-assay fusion methods and in some cases with gravimetric finish. Separate aliquots were analyzed for silver and major, minor and trace elements by inductively-coupled plasma-emission spectrometry following an aqua regia digestion. Selected previously assayed drill-sample pulps were also analyzed for elemental barium using an energy-dispersive, x-ray fluorescence procedure and hand-held NITON XRF analyzers.

Data Verification

Various audits and checks were performed by Mine Development Associates Inc. of Reno, NV (“MDA”) to verify collar coordinates, down-hole deviation surveys, geology and assay data in the drill-hole database. All Company gold assay data was verified using digital laboratory certificates. However, about one third of the Pinion Deposit assays and one quarter of the Dark Star Deposit assays from historical drill campaigns were unsupported with original assay certificates. Drill-hole data lacking adequate supporting documentation, as well as data from holes observed during sectional modeling to be inconsistent with surrounding holes, were treated as lower confidence, or excluded from use in modeling and estimation. The North Bullion Deposit database has undergone extensive verification.

In 2019, the Company supplemented their Pinion Deposit silver database with re-assayed individual samples for which composites of multiple intervals had previously been analyzed. Over 50% of the original certificates were available for all silver data and were used for verification. QA/QC data was also evaluated, and the silver data was deemed acceptable for use in estimation of classified mineral resources.

Cyanide-soluble gold assays at the Dark Star Deposit and the Pinion Deposit were not verified, and no QA/QC data was available for evaluation. Inorganic carbon and sulfide sulfur data were audited and determined to be adequate for use in their respective estimates done for metallurgical characterization. Carbonate carbon was also verified as adequate. No QA/QC data was associated with the carbon and sulfur analyses.

There is no evidence of significant historical QA/QC programs for drilling in South Railroad prior to 2014. For the Company’s programs, the QA/QC program was minimal in 2014 through 2016 but was more comprehensive in 2017 and 2018. The results and amount of QA/QC data, as well as non-remedied QA/QC “failures”, were considered in mineral resource classification for the Dark Star Deposit, the Pinion Deposit and the Jasperoid Wash Deposit. The Updated PFS Technical Report concluded that the Dark Star Deposit, the Pinion Deposit and the Jasperoid Wash Deposit analytical data were adequate for the purposes used in the Updated PFS Technical Report.

The Updated PFS Technical Report concluded that the QA/QC protocols employed by the Company throughout the 2010 to 2017 drilling programs at the North Bullion Deposit were adequate and appropriate for ensuring high accuracy and precision in the sample assays.

Mineral Processing and Metallurgical Testing

Extensive metallurgical testing has been completed for the Dark Star Deposit and the Pinion Deposit, and is ongoing for the Jasperoid Wash Deposit. North Railroad has not been tested comprehensively for metallurgical response. The Pinion Deposit and the Dark Dark Deposit have different geo-metallurgical characteristics, which are summarized as follows:

The Pinion Deposit can be characterized as hard and abrasive material, with a steep feed P80 vs. gold recovery response. Much of the gold is contained in the rock ground mass and requires fine crushing (-1/4 in.) to liberate gold for the most efficient cyanide-leach extraction. Gold recovery has proven to be sensitive to high barite/silica content. Materials with higher barite content demonstrate significantly lower gold recovery than low-barite materials. Gold recovery from the high-barite materials benefits the most from fine crushing. This deposit can be heap leached without crushing, at low gold recovery, conventionally crushed and leached at modestly higher gold recovery, or high pressure grinding roll (“HPGR”) -crushed at significantly higher gold recovery. Additional metallurgical testing and trade-off economic analysis of the three heap-leach flowsheet options will be required to make the final decision on how to proceed at the Pinion Deposit.

The Dark Star Deposit can be characterized as hard and moderately abrasive material, with a flat feed P80 vs. gold recovery response. Most of the gold is contained in fractures that have been oxidized and accessible to cyanide solutions that easily pass through the rock matrix. Consequently, high gold extractions are achieved at coarse particle size, requiring no crushing prior to heap leaching.

Due to the multiple material types, and the dependence of gold recoveries on head grades and crush size, 66 gold and silver recovery vs. head grade equations were developed, along with recovery vs. solution-to-ore ratio equations. These equations were used to develop ore routing, optimize the mine schedule, and estimate gold and silver production over the life of mine (“LOM”).

Pinion Deposit Tests 2016 - 2019

The Company commissioned bottle-roll test and column leach test programs in 2015-2016, 2016-2017, 2018, and 2019 on the Pinion Deposit. The following table shows the head assays of the samples used.

Head Assays and Geo-metallurgical Characterization of Pinion Samples

Component	2015-2016		2016-2017		2018	2019
	Range	Average	Range	Average	Average	Range	Average
Au grade, ppm	0.19 - 4.4	0.81	0.23 - 1.82	0.76	0.736	0.25 - 2.87	0.85
Ag grade, ppm	0.62 - 72.3	6.9	3.3 - 38.7	10.4	4.53	0.5 - 29.1	7.7

Column Leach Testing

Column leach tests were performed on 12.5-mm and 25-mm materials in 2016-2017, and in 2019. A summary of the tests results is shown in the following table.

Summary of Column Leach Test Results for Pinion

	P80, mm	2016-2017		2019
		Range	Average	Range	Average
Au Recovery, %	12.5	55.8 - 90.4	70	29.8 - 80	63
	25	51.5 - 69.5	56.4	30.5 - 81.2	59.9
Ag Recovery, %	12.5	5.4 - 47.3	22.7	9.5 - 76.4	30.6
	25	9.7 - 44.8	22.6	9.5 - 76.4	30.6
CN-, kg/t			1.0		0.76
Lime, kg/t			0.56		0.93

Pinion Deposit HPGR Testing

The Company commissioned Kappes, Cassiday & Associates of Reno, NV (“KCA”) to perform HPGR-crush column-leach testing on a drill core composite sample from the Pinion Main zone. HPGR crushing showed improvement in gold and silver extraction compared to conventionally crushed ore. Cyanide consumption was low to moderate. Lime consumption ranged from 0.5 to 1.2 kg/tonne.

Dark Star Deposit Metallurgical Testing

Head assays and geo-metallurgical characterization analyses were obtained for 68 composites in 2017 and 50 composites in 2019, using a combination of four separate laboratories: KCA, ALS, the University of British Columbia and FLSmidth. The following table shows the results of the head assays and geo-metallurgical characterization.

Head Assays and Geo-metallurgical Characterization of Dark Star Samples

Component	2017		2019
	Range	Average	Range	Average
Au grade, ppm	0.177 - 7.35	1.59	0.182 - 5.62	1.23
Ag grade, ppm	0.27 - 5.07	0.71	0.50 - 3.50	1.01

Drill core composites from the Dark Star Deposit were subjected to bottle-roll leach testing at target P80 sizes of 75 µm and 1,700 µm in 2017 and 2019. Percentage of gold recoveries where in the low to mid 80s. Cyanide consumption ranged from 0.4 to 1.8 kg/tonne, while lime consumption ranged from 0.8 to 1.3 kg/tonne.

Dark Star Column-Leach Tests

Forty-one (41) 2017 composites and fifty 2019 composites were column leached utilizing material crushed to 100% passing 19 mm (target P80 = 12.5 mm), and 100% passing 37.5 mm (target P80 = 25 mm). The results of the tests summarized in the following table, show good recoveries for transition and oxide ores.

Summary of Column Leach Test Results for Dark Star

	P80, mm or Type	2017		2019
		Range	Average	Range	Average
Au Recovery, %	12.5	15.0 - 94.8	78.9
	25
	Sulfide	15 - 25.5	20.3	28.4 - 39.9	35.1
	Transition	57.8 - 85.8	69.7	47.5 - 84.7	67.2
	Oxide	56.3 - 94.9	84.1	63.3 - 94.7	84.4
CN-, kg/t			1.07		0.95
Lime, kg/t			1.15		0.92

Dark Star HPGR Metallurgical Test Work

Column-leach tests were performed on eight HPGR composite-sample charges, four from Dark Star Main and four from Dark Star North. The Dark Star Main HPGR column-leach gold extractions are significantly higher than the conventional-crushed column charge. The Dark Star North HPGR gold extractions are only marginally higher than the conventional-crushed composite at similar crush size.

Comminution Characterization and Load Permeability Tests

The testing programs included comminution characterization using JK SMC testing and Bond abrasion measurements, as well as load permeability testing on column leach tailing.

Geo-metallurgy Characterization and Recovery Models

Large geo-metallurgy databases have been developed for the Pinion Deposit and the Dark Star Deposit to assist in evaluating material type selections, representing different Au and Ag recovery response. The corresponding geo-metallurgical analysis has identified key variables, within both deposits, that were used to select the different metallurgical recovery zones requiring separate gold recovery modeling.

Pinion Deposit Geo-Metallurgy

The following is a summary of the four gold and silver recovery zones in the Pinion Deposit:

  Mtp (Tripon Pass) - Tripon Pass mineralization is a formation unit that sits on top of the multi-lithic breccia (mlbx) which hosts the majority of the Au mineralization at Pinion.

  Mlbx Pinion East (Ba > 4.0%, Hi SiO2) - The Pinion East Zone is carved out of a larger mlbx zone that is characterized by high barium (Ba) > 4.0% and high quartz (SiO2) > 65%.

  Mlbx Pinion West - The Pinion West Zone captures all the remaining Pinion mlbx zone of mineralization that is not contained within the Pinion East (Ba > 4.0%, Hi SiO2) zone.

  Ddg (Devils Gate) - Devils Gate mineralization is stratigraphically positioned underneath the Pinion mlbx.

Dark Star Deposit Geo-Metallurgy

The Dark Star Deposit mineralization is hosted in two connected zones: Dark Star North and Dark Star Main. Dark Star North can be characterized as a relatively high-grade heap leachable zone, whereas Dark Star Main is lower grade and contains more transitional mineralization. Within both zones, gold mineralization is mainly contained within three formation units: ST-U (upper siltstone), CGL (middle conglomerate), and ST-L (lower siltstone). Geo-metallurgical evaluations did not detect significant variation in gold recovery based upon the host formation but did identify a significant difference in gold recovery response in local regions of low and high silica intensity (SI), as logged by the geologists. SI is characterized by the geologists using a scale of 0 to 3, with 0 indicating no (or low) silica and 3 being the highest silica. Recovery models for silver were not developed for the Dark Star Deposit because of its low silver contents.

The following is a summary of the four gold recovery zones, in the Dark Star Deposit:

  Dark Star Main (SI<2.0)

  Dark Star Main (SI>2.0)

  Dark Star North (SI<2.0)

  Dark Star North (SI>2.0)

Au and Ag Recovery Methodology

Four steps were used in developing final Au and Ag recovery models for the Pinion Deposit and the Dark Star Deposit:

Step 1:	Determining the gold extraction for each variability composite using a combination of fine grind/crush bottle rolls and medium/coarse crush column tests.

Step 2:	Develop head grade vs. tails grade models to use in final development of the gold recovery equations.

Step 3:	Build a database of the laboratory solution:ore (“S/O”) ratio data at various percentages of total extractable gold. A correction factor is applied to each laboratory S/O ratio data point to scale up the laboratory data to commercial scale. Typical laboratory S/O ratio data is tabulated for the following percentages of total extractable gold: 60%, 70%, 80%, 90%, 95% and 99%.

Step 4:	Incorporating steps 1-3 into final recovery models that reflect commercial scale inefficiencies and deductions for solution losses, plus application of cumulative S/O ratios over the life of the project to predict timing of gold recovery.

Sixty-four (64) recovery vs. grade equations were developed of the form:

Recovery % = k1 ln(head grade) + k2,

which were used with the recovery vs. S/O ratio relationships to predict metal production over the LOM.

Reagent Consumption

Reagent consumptions and requirements, including cyanide, lime and cement were estimated by KCA based on metallurgical test work completed to date for the Pinion and Dark Star material. Reagent consumptions are summarized below.

In KCA’s experience, field cyanide consumptions are typically 25% to 33% of observed laboratory consumptions. Cyanide consumptions for the ROM and HPGR-crushed Pinion and Dark Star material have been estimated at 33% of the laboratory consumptions.

As there were no column leach tests performed on ROM material, cyanide consumptions have been estimated based on column leach tests on 37.5-mm crushed materials from the Pinion Deposit and the Dark Star Deposit. ROM cyanide consumption in the field are typically be 80% less than crushed ore consumption. Laboratory cyanide consumptions for Pinion material at 37.5 mm crush ranged from 0.66 kg/t to 1.19 kg/t, with an average consumption of 0.85 kg/t. Dark Star laboratory cyanide consumptions at 37.5 mm crush ranged from 0.46 kg/t to 1.31 kg/t, with an average consumption of 0.87 kg/t. Based on this data, field cyanide consumptions are estimated at 0.22 kg/t and 0.23 kg/t for ROM Pinion and Dark Star material, respectively.

Laboratory cyanide consumption for Pinion material ranged from 0.48 kg/t to 0.89 kg/t with an average consumption of 0.67 kg/t. Dark Star laboratory cyanide consumption ranged from 0.63 kg/t to 0.89 kg/t with an average consumption of 0.76 kg/t. Based on this data, field cyanide consumptions are estimated at 0.22 kg/t and 0.25 kg/t for Pinion and Dark Star HPGR crushed material, respectively.

Lime is required for pH control for the ROM ore during leaching. Because hydrated lime was utilized in the lab leach tests, the laboratory lime consumptions are adjusted to predict consumptions of quicklime (pebble lime, CaO) in the field. Estimated quicklime consumption for Pinion and Dark Star ROM ores is 1.0 kg/t of ore.

Cement is required for heap permeability and pH control during leaching for the Pinion and Dark Star HPGR crushed material. Based on compacted permeability tests, cement requirements are estimated at 2.0 kg/t ore and 7.0 kg/t ore for Pinion and Dark Star HPGR crushed material, respectively for a maximum heap height of 60 m.

Mineral Resource Estimate and Mineral Reserve Estimate

Mineral Resource Estimate

MDA modeled geology and metal domains for the Dark Star Deposit, the Pinion Deposit and the Jasperoid Wash Deposit and then estimated and classified gold mineral resources. A silver mineral reserve estimate was also produced for the Pinion Deposit. The Company provided the geologic modeling for the various deposits and were intimately involved with metal domain modeling. Block sizes were 9 m x 9 m x 9 m for the Dark Star Deposit and the Pinion Deposit, and 6 m x 6 m x 6 m for the Jasperoid Wash Deposit. Estimation was done using inverse-distance methods with powers ranging from two to four. Multiple models were estimated in order to optimize the estimation parameters.

The estimate of mineral resources for the Railroad-Pinion Project, excluding the North Bullion Deposit, is the block-diluted inverse-distance estimate and is reported at variable cutoffs for open-pit mining. The cutoff for oxidized and transitional redox material is 0.14 g Au/t, whereas the cutoff for sulfide material is 1.0 g Au/t. Mineral resources were classified as Measured, Indicated or Inferred for each deposit separately. Factors considered for classification include results of data verification and QA/QC results, the level of geologic understanding of each deposit and the performance of past mineral resource block models with new drilling. Sulfide material at the Dark Star Deposit was reported at a higher cutoff grade of 1.0 g Au/t. The following tables present the pit-constrained estimated mineral resources for the Dark Star Deposit, the Pinion Deposit and the Jasperoid Wash Deposit based on a $1,500/oz gold price. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The effective date of the Pinion and Dark Star mineral resource estimate is August 7, 2019. The effective date of the Jasperoid Wash mineral resource estimate is November 15, 2018.

Dark Star, Pinion and Jasperoid Wash Estimated Mineral Resources

Dark Star Measured(1)
Cutoff, g Au/t	Tonnes	g Au/t	oz Au
0.140	5,857,000	1.31	246,000
Dark Star Indicated(1)
Cutoff, g Au/t	Tonnes	g Au/t	oz Au
variable(2)	26,860,000	0.78	675,000
Dark Star Measured and Indicated(1)
Cutoff, g Au/t	Tonnes	g Au/t	oz Au
variable(2)	32,717,000	0.88	921,000
Dark Star Inferred(1)
Cutoff, g Au/t	Tonnes	g Au/t	oz Au
variable(2)	2,479,000	0.70	56,000
(1) Mineral resources are inclusive of mineral reserves.
(2) South Railroad - Cutoff for oxide and transitional mineral resources is 0.14 g Au/t, and for sulfide mineral resources is 1.0 g Au/t.

Pinion Measured(1)
Cut off, g Au/t	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
0.140	1,304,000	0.64	27,000	5.15	216,000
Pinion Indicated(1)
Cut off, g Au/t	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
0.140	27,621,000	0.58	517,000	4.18	3,713,000
Pinion Measured and Indicated(1)
Cut off, g Au/t	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
0.140	28,925,000	0.58	544,000	4.22	3,929,000
Pinion Inferred(1)
Cut off, g Au/t	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
0.140	10,810,000	0.64	224,000	3.80	1,322,000
(1) Mineral resources are inclusive of mineral reserves.

Jasperoid Wash Inferred Mineral Resources(1)
Category	Cut off, g Au/t	Tonnes	g Au/t	oz Au
Inferred	0.140	10,569,000	0.33	111,000
(1) Mineral resources are inclusive of mineral reserves.

Barium was estimated into the Pinion Deposit block model for use in metallurgical characterization of the Pinion mineralized material. The average barium grade is ~1.7% for the gold mineralization grading at least 0.14 g Au/t. Factoring between barium analytical results were required, which added some uncertainty to the model.

Cyanide-soluble gold block models were produced for the Pinion Deposit and the Dark Star Deposit. These estimates appear reasonable in areas with Company drilling, however, there is less confidence in some areas where cyanide-soluble gold data is lacking, such as where historical drilling is predominant.

An acid-base accounting model was generated for the Pinion Deposit and the Dark Star Deposit to characterize waste material for mine planning and handling. Because of limited data, these estimates can only be considered as guides for environmental planning.

The North Bullion Deposit gold mineral resources were estimated within modeled mineralized lode solids using variable search ellipsoids by APEX Geoscience Ltd. of Edmonton, Alberta. The reported mineral resource was estimated using inverse distance squared, and the parent block size for the sub-blocked model was 10 m x 10 m x 3 m. The following table presents the pit-constrained estimated mineral resources for the North Bullion Deposit based on a $1,350/oz gold price. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The effective date of the North Bullion mineral resource estimate is September 15, 2017.

North Bullion Mineral Resources

North Bullion Indicated Mineral Resources
Cut off, g Au/t	Tonnes	g Au/t	oz Au
0.140	2,920,000	0.96	90,100
North Bullion Inferred Mineral Resources
Cut off, g Au/t	Tonnes	g Au/t	oz Au
Variable(1)	10,970,000	2.28	805,800
(1) Cutoff for potential underground sulfide mineral resources is 2.25 g Au/t.

The following table combines all mineral resources for the entire Railroad-Pinion Project.

Total Railroad-Pinion Mineral Resources

Total Railroad-Pinion Measured and Indicated Mineral Resources(1)
Category	Cut off, g Au/t(2)(3)	Tonnes	g Au/t	oz Au
Measured	Variable	7,161,000	0.98	273,000
Indicated	Variable	57,401,000	0.77	1,282,100
Measured & Indicated Total	Variable	64,562,000	0.75	1,555,100
Total Railroad-Pinion Inferred Mineral Resources
Category	Cut off, g Au/t(2) (3)	Tonnes	g Au/t	oz Au
Inferred	variable	34,828,000	1.07	1,196,800
(1) Mineral resources are inclusive of mineral reserves.
(2) South Railroad cutoff for oxide and transitional mineral resources is 0.14 g Au/t, and for sulfide mineral resources is 1.0 g Au/t.
(3) North Bullion cutoff for potential underground sulfide mineral resources is reported at 2.25 g Au/t.

Mineral Reserve Estimate

Measured and Indicated mineral resources were used as the basis to define mineral reserves for both the Dark Star Deposit and the Pinion Deposit. Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and applying pit optimization techniques. The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel. Modifying factors including mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors have been applied in the estimate of mineral reserves.

MDA provided the final production schedule to M3 who developed the final cash-flow model which demonstrates that the Pinion Deposit and the Dark Star Deposit make a positive cash flow and are reasonable with respect to statement of mineral reserves for these deposits.

The total Proven and Probable mineral reserves are shown in in the tables below. Within the designed pits there are a total of 145.0 million tonnes of waste associated with the in-pit mineral reserves. This results in an overall project strip ratio of 3.07 tonnes of waste for each tonne of material processed. The effective date of the mineral reserve estimates at Pinion and Dark Star is February 13, 2020.

Proven and Probable Mineral Reserves

Dark Star	K Tonnes	g Au/t	K Ozs Au
Proven	5,430	1.39	243
Probable	23,881	0.83	640
P&P	29,311	0.94	883

Pinion	K Tonnes	g Au/t	K Ozs Au	g Ag/t	K Ozs Ag
Proven	1,073	0.66	23	5.52	191
Probable	16,814	0.63	341	4.65	2,515
P&P	17,887	0.63	364	4.70	2,705

Consolidated Gold Reserves

Dark Star & Pinion	K Tonnes	g Au/t	K Ozs Au
Proven	6,503	1.27	266
Probable	40,695	0.75	980
P&P	47,198	0.82	1,246

(1)	Cutoff grades were calculated based on applicable economic factors and were calculated for different deposits and material types for the various processing methods.
(2)	Proven and Probable mineral reserves for the Pinion Deposit include silver as reported above.
(3)	Due to lack of silver at the Dark Star Deposit, consolidated gold reserves are reported without silver to avoid reporting erroneous average silver grade.

As of the effective date of the Updated PFS Technical Report, the authors of the Updated PFS Technical Report were not aware of any unusual factors relating to environmental, permitting, legal, title, taxation, socio-economic, marketing, or political matters that could materially affect the mineral resource or mineral reserve estimates.

Mining Operations

The Updated PFS Technical Report includes mine plans for the Dark Star Deposit and the Pinion Deposit; each are planned as open-pit, truck and shovel operations. The truck and shovel method provides reasonable costs and selectivity for these deposits.

The production schedule considers the processing of material by ROM, HPGR and toll processing. HPGR stockpiles of lower-grade material will be utilized to ensure that higher-grade material is processed first. The stockpiles will be maintained near the crusher. All ROM material will be dumped in place directly on the ROM leach pad. Monthly periods were used to create the production schedule with pre-stripping starting at the Dark Star Deposit at Month -8. Start of ROM processing is assumed to be Month 1. HPGR processing is started three years after the start of ROM processing. Prior to that time, the ROM material will be processed up to the maximum spray capacity of 22,500 tonnes per day of material or up to 8.2 million tonnes per year. Once HPGR processing starts, the maximum HPGR rate is targeted at 10,000 tonnes per day or 3,650,000 tonnes per year on a 365 day per year basis and ROM processing is reduced as to not exceed the total spray processing available.

Toll processing occurs from Year 2 through Year 5, and the rate is limited to 500 tonnes per day. Only Dark Star sulfide material with greater than 1.17 g Au/t would be toll processed, and the material would be stockpiled near Dark Star prior to being loaded in a contractor’s over-the-road haul truck.

The total Dark Star mining rate would ramp up from 20,000 tonnes per day to about 60,000 tonnes per day over a period of 5 months. A maximum of 120,000 tonnes per day is used in the production schedule during the peak mining of deeper Dark Star material. Mining is to start in Dark Star North and Dark Star Main and then progress to the Pinion Deposit in Year 4.

The Updated PFS assumes owner mining in order to keep the cost lower than it would be with contract mining. The production schedule was used along with additional efficiency factors, cycle times and productivity rates to develop the first principle hours required for primary mining equipment to achieve the production schedule. Primary mining equipment includes drills, loaders, hydraulic shovels and 136-tonne (150-ton) capacity haul trucks.

Waste storage facility designs were created for the Updated PFS to contain the material that is not processed. A 1.3 swell factor was assumed which provides for both swell when mined and compaction when placed into the facility.

Processing and Recovery Operations

The process selected for recovery of gold and silver from the Pinion Deposit and the Dark Star Deposit ore is a conventional heap-leach recovery circuit. Ore will be mined by standard open pit mining methods from two separate pits. Lower-grade Pinion and Dark Star ore will be truck-stacked on the heap as ROM ore directly, without crushing, at an average rate of 12,500 tonnes of ore per day in 9 m lifts; lime will be added directly to the haul trucks for pH control. Higher grade Pinion and Dark Star (low clay) ore will be processed in a three-stage crushing circuit with a HPGR at an average rate of 10,000 tonnes of ore per day. Ore will be crushed to 100% passing 14 mm, treated with cement and agglomerated, then conveyor-stacked onto heap leach pad in 7 m lifts. Lime will be added to crushed Pinion ore for additional pH control.

Stacked ore will be leached with a dilute cyanide solution using a drip irrigation system. After percolating through the ore, the pregnant gold and silver bearing solution will flow by gravity to a pregnant solution tank where it is pumped to a carbon adsorption circuit to recover the precious metal from solution. The gold and silver will be stripped from the loaded carbon using a desorption process, followed by electrowinning to produce a precipitate sludge. The precipitate sludge will be processed using a retort oven for drying and mercury recovery, and then refined in a melting furnace to produce gold and silver doré bars.

Infrastructure

Project infrastructure for South Railroad has been developed to support the mining and heap leaching operations. Access to the site will be provided by a new ten-mile access road to the facility following an existing dirt road east of highway 278. Electrical power will be generated onsite by generators powered by liquefied natural gas. Project buildings located at the site will include Security and Emergency services, Administration, Change House, Crushing, Truck Shop, ADR/Refinery Plant, and Laboratory buildings. These will mainly be located between Pinion and Dark Star pits for ease of access and be connected by local roads and haul routes.

Environment, Permitting and Compliance Activities

The Company has been conducting environmental baseline studies over the past several years as part of their ongoing permitting efforts and in preparation for the submittal of permit applications for conduct mining operations. The main portion for the project area has been surveyed for surface water resources, including Waters of the United States, biological resources and cultural resources. The project access road, the powerline route and the water management area remain to be surveyed. In 2018, the Company commenced material characterization testing of the mineralized material and waste rock to determine the metal leaching and acid generation potential. Additionally, an evaluation of the groundwater resources was commenced to determine groundwater supply potential, as well as the potential impacts from groundwater pumping and pit lake development. The Company had a meeting with the BLM in January 2019 to determine any additional baseline data collection needs for the permitting process.

Within and adjacent to the project area there are Greater Sage Grouse and Golden Eagles. These species will have an effect on how the project is permitted and what mitigation is required or proposed. The Company is working with the BLM on the management of these species.

The review and approval process for the Plan Application by the BLM constitutes a federal action under the National Environmental Policy Act (“NEPA”) and BLM regulations. For the BLM to process the Plan Application the BLM is required to comply with the NEPA and prepare either an Environmental Assessment or an Environmental Impact Statement. The Company anticipates that the BLM will require an Environmental Impact Statement due to the mine dewatering and potential pit lake. The Company will also need an Individual Section 404 Permit from the United States Army Corps of Engineers and this agency will be a cooperating agency on the NEPA documents.

There are a number of environmental permits issued by the NDEP that are necessary to develop the project and which Company needs to permit the project. The NDEP issues permits that address water and air pollution, as well as land reclamation. The Nevada Division of Water Resources issues water rights for the use and management of water.

The South Railroad Mine Project (“SRMP”), which is located within South Railroad, is a previously explored minerals property with exploration related disturbance. However, there have been very long periods of non-operation. There are no known ongoing environmental issues with any of the regulatory agencies. The Company has been conducting baseline data collection for a couple of years for environmental studies required to support the Plan Application and permitting process. The waste and mineralized material characterization and the hydrogeologic evaluation are currently in their latter stages of development. Material characterization indicates the need to manage a significant portion of the waste rock as potentially acid generating in engineered facilities. Additional results to date indicate limited cultural issues: air quality impacts appear to be within NV standards; traffic and noise issues are present but at low levels; and socioeconomic impacts are positive.

Cultural resource and biology surveys have been completed over the SRMP and additional cultural resource surveys will be completed over the access road route in 2020. Sample collection for the characterization of the mineralized material and waste has been completed and analysis of those samples is underway. The characterization report will be completed in the first half of 2020. The hydrogeologic evaluation commenced in the third quarter of 2018 and the report will be completed in the second quarter of 2020.

Social and community impacts have been and are being considered and evaluated for the Plan Amendment and Plan Application performed for the project in accordance with the NEPA and other federal laws. Potentially affected Native American tribes, tribal organizations and/or individuals are consulted during the preparation of all plan amendments to advise on the proposed projects that may have an effect on cultural sites, resources and traditional activities.

Potential community impacts to existing population and demographics, income, employment, economy, public finance, housing, community facilities and community services are evaluated for potential impacts as part of the NEPA process. There are no known social or community issues that would have a material impact on the project’s ability to extract mineral resources. Identified socioeconomic issues (employment, payroll, services and supply purchases, and state and local tax payments) are anticipated to be positive.

A tentative plan for permanent closure (“TPPC”) for the project would be submitted to the NEDP with the Water Pollution Control Permit (“WPCP”) application. In the TPPC, the proposed heap leach closure approach would consist of fluid management through evaporation, covering the heap leach growth media, and then revegetating. The design of the process components is not sufficiently advanced to determine the closure costs. Any residual heap leach drainage will be managed with evaporation cells.

Water Management

The Company developed a water management plan for South Railroad in support of the Updated PFS (the “Water Management Plan”). The Water Management Plan formed the basis for evaluating the infrastructure and associated cost to manage water through the life cycle of the mine. The purpose of the Water Management Plan is to present the water management strategies that focus on water as an asset and allow the Company to proactively plan and manage water from development to post-closure such that operational and stakeholder water needs are met, and that human health and the environment are protected.

To support the development of water management strategies for the project, the following pre-design studies/activities were completed:

  analytical and numerical groundwater model to estimate pit dewatering requirements and potential impacts for the Dark Star North pit;

  evaluation and modeling of long-term climate records and 24-hour design storms used as input for event- based stormwater modeling, continuous water balance modeling and infiltration modeling;

  stormwater modeling and calculations for locating and sizing stormwater management infrastructure;

  infiltration modeling to predict the amount of seepage from the waste rock disposal facilities that will require management during operation, closure, and post-closure periods;

  water balance modeling to evaluate the supplies of and demands of site water over the LOM;

  evaluation of water disposal alternatives; and

  closure cover assessment to limit or eliminate post-closure water handling and treatment demands.

The water management strategy and technical investigations to support the Water Management Plan resulted in the following Updated PFS level infrastructure:

  stormwater management and seepage collection facilities, such as channels, ponds, culverts, tanks, attenuation structures, down drains, and other related open-channel stormwater controls;

  a groundwater dewatering system needed to mine ore below the groundwater table in the Dark Star pits; and

  a rapid infiltration basin for water disposal to handle excess water generated by the Dark Star groundwater dewatering system.

Capital Expenditure

The estimated capital expenditure schedule for the LOM is shown in the following table.

Capital Expenditure Schedule

Capital Expenditure ($000)	Initial	Expansion	Sustaining
	Year -1	Year 3	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8
Pre-stripping	$20,559
Mine	$15,542		$7,251	$6,596	$6,728	$7,016	$7,410	$7,826	$8,265	$6,106
Process	$92,615	$61,873	$12,678	$6,031		$4,912	$1,501	$1,593	$1,691	$793
Owner’s Cost	$4,160	$2,971
Total	$132,877	$64,844	$19,930	$12,627	$6,728	$11,928	$8,911	$9,419	$9,956	$6,899

Operating Cost Summary

The total estimated production cost includes mine operations, process plant operations, general administration, reclamation and closure, and government fees. The following table shows the estimated operating costs over the LOM by area.

LOM Operating Costs

LOM Operating Cost ($000)
Mining	$336,365
Process Plant	$157,412
General & Administrative	$33,120
Toll Processing	$13,063
Refining	$4,612
Total Operating Cost	$544,573
Royalty	$20,149
Salvage Value	-$20,329
Reclamation/Closure	$33,094
Total Production Cost	$577,487

The Updated PFS indicates an average gold production over the estimated 8-year LOM of about 114,420 ounces per year, with peak production in Year 5 of 209,189 ounces of gold. Cash costs(1) are estimated to be $582 per ounce of gold after by-product credit, and all-in sustaining costs (“AISC”)(1) are estimated to be $707 per ounce of gold. The resulting after-tax cash flow is $357.6 million, for an after-tax net present value (“NPV”) (5%) of $265.0 million and an estimated payback period of 3.3 years. A summary of the pre-tax and after-tax Updated PFS economic indicators is shown in the following table.

Economic Analysis Summary

Indicators	Before Tax	After Tax
LOM Cash Flow ($000)	$439,733	$357,611
NPV @ 5% ($000)	$331,423	$265,045
NPV @ 10% ($000)	$249,453	$195,068
IRR	46.1%	40.0%
Payback (years)	3.2	3.3

Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this AIF, including cash costs and all-in sustaining costs (AISC) per ounce of gold sold. These non-GAAP financial measures do not have any standardised meaning. Accordingly, these financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”).

Cash Costs

Cash costs are reflective of the expected cost of production. The Company reports expected cash costs on an ounces of gold sold basis. Other companies may calculate these measures differently and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Expected cash costs reported by the Company includes mining, processing, transport, refining, general administration costs of the mine operations and royalties, but are exclusive of amortization, reclamation, capital and exploration costs and net of any value of the byproducts.

All-in Sustaining Costs

This AIF refers to expected AISC per ounce which is a non-GAAP measure, however, it is a measure the Company believes more fully-defines the total costs associated with producing gold. This measurement has no standardized meaning under IFRS, accordingly there may be some variation in method of computation of “all-in sustaining costs” as determined by the Company compared with other mining companies. Expected AISC reported by the Company

____________________
(1) See “Non-GAAP Financial Measures” for a discussion of these measures.

includes mine cash costs, land access payments, royalties, and sustaining capital expenditures, but excludes non-sustaining capitalized stripping and end of life reclamation costs. The expected LOM AISC of $707/oz increases to $719/oz if end of mine life reclamation costs are included in accordance with the World Gold Council guidance on AISC.

The following table shows a summary of pre-tax cash flow for the LOM.

Pre-Tax Cash Flow

Exploration and Development

The authors of the Updated PFS Technical Report recommended a multi-faceted program focused on the gold deposits in the South Railroad portion of the Railroad-Pinion Project to advance the Updated PFS to feasibility level including exploration, permitting, development, metallurgical testing and engineering. The estimated cost to conduct the proposed program is US$21 million and consists of the following activities:

  mapping and sampling within under-explored portions of the property, and exploration/reconnaissance initial drilling of 10,000 m in about 20 drill holes;

  infill drilling at the Pinion Deposit to potential upgrade the Inferred mineral resources to Measured or Indicated mineral resources, for a total 16,150 m and can be done with RC and core methods;

  additional core and RC drilling at the Dark Star Deposit to determine the ultimate footprint of the deposit;

  condemnation drilling of 3,300 m in 10 drill holes is recommended within and near the footprints of the planned facilities for the mine site;

  metallurgical work requirements to advance the Pinion Deposit and the Dark Star Deposit to feasibility study level;

  initiation of permitting and NEPA activities in support of open-pit mining at the Pinion Deposit and the Dark Star Deposit;

  trade-off studies, engineering to feasibility level and geotechnical work in support of facilities;

  additional testing and monitoring wells as requiring by state and federal agencies as part of the EIS process; and

  geotechnical studies for assessing pit designs at a feasibility level.

The Company will require additional financing for the upcoming fiscal year in order to fund the complete work program on the Railroad-Pinion Project recommended in the Updated PFS Technical Report.

6.2	Recent Developments

No material changes have occurred since the Updated PFS Technical Report.

ITEM 7:	RISK FACTORS

The operations of the Company are highly speculative due to, among other things, the high-risk nature of the Company’s business, which includes the acquisition, financing, exploration and, if warranted, development of mineral properties, and any investment in Common Shares involves a high degree of risk and should be considered speculative. While the Company considers the risks set out below to be the most significant to potential investors, they are not the only ones facing the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially adversely affect the Company’s operations, business and financial condition. If any of these risks materialize into actual events or circumstances, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Common Shares could decline and investors may lose all or part of their investment. Accordingly, potential investors should carefully consider the risks set out below and elsewhere in the Company’s public disclosure record before purchasing Common Shares.

7.1	Risks Relating to the Company

The Company has a limited operating history.

The Company has a limited history of operations and its only mineral resource property is in the exploration stage. The Company has not generated any operating revenues. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personnel and lack of revenues.

The Company has incurred losses since its inception and expects to incur losses for the foreseeable future.

The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future. For the fiscal year ended December 31, 2019, the Company had a loss and comprehensive loss of $9,719,054 (2018 - $10,238,910). As at December 31, 2019, the

Company had an accumulated deficit of $72,927,747 (2018 - $63,856,702). To become profitable, the Company must continue to establish commercial quantities of mineral reserves on its properties, and then either develop such properties or locate and enter into agreements with third party operators to bring such properties into production. Mineral exploration and development involves a high degree of risk. Even a combination of careful evaluation, experience and knowledge cannot eliminate this risk and few properties that are explored are ultimately developed into producing mines. In the event the Company undertakes development activity on its Railroad-Pinion Project, there is no certainty that the Company will produce revenues, operate profitably or provide a return on investment in the future. It could be years before the Company receives any revenues from the production of gold or other precious metals, if ever. The Company may suffer significant additional losses in the future and may never be profitable.

The Company may not be able to continue as a going concern.

The Company has limited financial resources and no operating revenues. To maintain its existing interest in the Railroad-Pinion Project, the Company has contractually agreed to make certain expenditures for and on the Railroad-Pinion Project. The Financial Statements contain a note that indicates the existence of material uncertainties that raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon, among other things, the Company continuing to establish commercial quantities of mineral reserves on its properties and obtaining the necessary financing to develop and profitably produce such minerals or, alternatively, disposing of its interests on a profitable basis. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and, if applicable, development activities. Should the Company be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates. The amounts attributed to the Railroad-Pinion Project in the Financial Statements represent acquisition and exploration costs and should not be taken to represent realizable value. The Company will require additional financing for the upcoming fiscal year in order to maintain its operations and exploration activities. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

The Company’s exploration efforts may be unsuccessful.

Mineral resource exploration and, if warranted, development, is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production. There is no certainty that the expenditures that have been made and may be made in the future by the Company related to the exploration of its Railroad-Pinion Project will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially viable mineral deposits and no assurance can be given that any particular level of recovery or mineral reserves will in fact be realized or that the Railroad-Pinion Project or any portion thereof will ever qualify as a commercially viable deposit which can be legally and economically exploited.

The Railroad-Pinion Project has limited mineral resources and reserves.

The Company’s sole mineral project, the Railroad-Pinion Project, is considered an intermediate to advanced stage exploration project with a favourable structural, geological and stratigraphic setting that is situated at the southeast end of the Carlin Trend. Other than as described in the Updated PFS Technical Report as summarized under ITEM 6: “Material Mineral Project”, the Railroad-Pinion Project has no known NI 43-101 mineral resources or reserves.

The Company will require additional capital to develop its Railroad-Pinion Project or complete further exploration programs.

The Company’s current operations do not generate any cash flow. Future work on the Railroad-Pinion Project will require additional financing. At December 31, 2019, the Company had cash and cash equivalents of $7,260,572 and a working capital surplus of $4,910,658. In July 2019, the Company completed the 2019 Public Offering for aggregate gross proceeds of $21,045,000 from the issuance of 17,250,000 Common Shares at $1.22 per Common Share. The Company will require additional financing for the upcoming fiscal year in order to fund the complete work program on the Railroad-Pinion Project recommended in the Updated PFS Technical Report. If the Company is successful in identifying additional resources through additional drilling and analysis, it will require significant amounts of additional capital to construct processing facilities and to develop metallurgical processes to extract those resources at any mine site. There are no assurances that the Company will be able to obtain additional funding to allow the Company to fund such costs in whole or in part. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and/or development and the possible, partial or total loss of the Company’s interest in the Railroad-Pinion Project. The Company will also require additional funding to acquire further property interests and maintain and/or carry out exploration work thereon and for general and administrative and working capital purposes.

The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of Common Shares from its treasury, control of the Company may change and existing shareholders of the Company (“Shareholders”) will suffer additional dilution.

Calculations of mineral resources and reserves are only estimates.

The estimating of mineral reserves and resources is a subjective process and the accuracy of such estimates is a function of the quantity and quality of available data and the assumptions used and judgments made in interpreting engineering and geological information. Assay results from RC or core drilling can be subject to errors at the laboratory analysing the drill samples. In addition, RC or core drilling may lead to samples which may not be representative of the gold and other metals in the entire deposit. There is significant uncertainty in any mineral resource or mineral reserve estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ materially from the Company’s estimates. Estimated mineral resources or mineral reserves may have to be recalculated based on changes in metal prices, further exploration or development activity, metallurgy or actual production experience. These changes could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence estimates of mineral resources and mineral reserves. Any material change in the quantity of mineral resources and mineral reserves, mineralization, grade or stripping ratio may affect the economic viability of the Railroad-Pinion Project. In addition, there can be no assurance that gold recoveries or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on site conditions or during production. Save for the mineral resources and mineral reserves described in the Updated PFS Technical Report, as of the date of this AIF, there are no known mineral resources or mineral reserves on the Railroad-Pinion Project.

The Company may not have clear title to its Railroad-Pinion Project.

The Company’s ability to explore and operate its Railroad-Pinion Project depends on the validity of its title to such project. The mineral claims currently making up the Railroad-Pinion Project consist of both patented and unpatented mining claims.

Unpatented mining claims are unique property interests and are generally considered to be subject to greater risk than other real property interests because the validity of unpatented mining claims is often uncertain. Unpatented mining claims provide only possessory title and their validity is often subject to contest by third parties or the federal government. These uncertainties relate to such things as the sufficiency of mineral discovery, proper posting and marking of boundaries, assessment work, unregistered agreements, undetected defects and possible conflicts with other claims not determinable from descriptions of record. Since a substantial portion of all mineral exploration, development and mining in the United States now occurs on unpatented mining claims, this uncertainty is inherent in the mining industry.

No assurances can be given that title defects to the Railroad-Pinion Project or any future properties in which the Company may seek to acquire an interest do not exist. Such defects may impair the Company’s development of the underlying property and result in the loss of all or a portion of the property to which the title defect relates.

Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Railroad-Pinion Project may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company will also remain at risk that the mining claims may be forfeited either to the

United States government or to rival private claimants due to failure to comply with statutory requirements as to location and maintenance of the claims or challenges to whether a discovery of a valuable mineral exists on every claim. The Railroad-Pinion Project is also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company’s interest in the Railroad-Pinion Project.

Certain of the Company’s subsurface mineral rights to the Railroad-Pinion Project are secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. Subject to the terms of those agreements and leases, certain of those agreements and leases may have not have provisions for automatic renewal. If the Company is not able to negotiate for the extension of those agreements and leases they may expire and no longer form part of the Company’s mineral portfolio.

The Company’s operations are subject to various governmental and regulatory requirements.

The Company’s current and future operations, including exploration and development activities and, if applicable, commencement of production on its Railroad-Pinion Project, require permits from various federal, state and local governmental authorities, as well as approval of members of surrounding communities. Such operations are also subject to extensive federal, state, and local laws, regulations and policies governing various matters, including:

1.	environmental protection;

2.	management and use of toxic substances and explosives;

3.	management of natural resources;

4.	exploration and development of mines, production and post-closure reclamation;

5.	exports;

6.	price controls;

7.	taxation and mining royalties;

8.	regulations concerning business dealings with native groups;

9.	management of tailing and other waste generated by operations;

10.	labor standards and occupational health and safety, including mine safety; and

11.	historic and cultural preservation.

Permits and studies may be necessary prior to operation of the Railroad-Pinion Project or other exploration properties in which the Company may acquire an interest and there can be no guarantee that the Company will be able to obtain or maintain all necessary permits that may be required to commence construction or operation of mining facilities at these properties on terms that enable operations to be conducted at economically justifiable costs. The Company cannot be certain that all permits and approvals which it may require for its future operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project that it might undertake. To the extent such permits and approvals are required and are not obtained, the Company may be delayed or prohibited from proceeding with planned exploration or development of the Railroad-Pinion Project, which would adversely affect the Company’s business, prospects and operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations. Amendments to current laws and regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or exploration costs, reduction in levels of exploration or abandonment or delays in the development of mining properties.

The Company may experience difficulty attracting and retaining qualified personnel.

The success of the Company will be largely dependent upon the experience, judgment, discretion, integrity, good faith and performance of its management and key employees, such as Jonathan T. Awde, President and Chief Executive Officer, Michael N. Waldkirch, Chief Financial Officer, as well as the other members of management and the Board, remaining with the Company. The Company does not maintain life insurance policies in respect of its key personnel.

The Company’s future success will also be highly dependent on its ability to attract and retain key individuals to act as directors and/or executives who have the necessary skills and abilities to successfully grow the Company.

Locating mineral deposits depends on a number of factors, not the least of which is the technical skill and expertise of the personnel involved. The competition for qualified personnel in the mineral resource industry is intense and there can be no assurance that the Company will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Failure to retain existing management and key employees or to attract and retain additional key individuals could have a materially adverse impact upon the Company’s success.

The Company is subject to foreign currency fluctuations.

The Company’s financial results are reported in Canadian dollars. The Railroad-Pinion Project is located in the United States and the Company incurs most of its expenditures in United States dollars. Any appreciation in the currency of the United States against the Canadian dollar will increase the Company’s costs of carrying out operations and its ability to continue to finance its operations. Such fluctuations could have a material adverse effect on the Company’s financial results.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on the Company’s operations.

Effective for the year ended December 31, 2018, the Company was required to be fully compliant with the United States Sarbanes-Oxley Act (“SOX”). The Company is required to document and test its internal control procedures in order to satisfy the requirements of Section 404 of SOX, which requires annual management assessments of the effectiveness of the Company’s internal control over financial reporting. During the course of the Company’s future testing, the Company may identify material weaknesses. If the Company fails to achieve and maintain the adequacy of its internal controls, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude on an ongoing basis that the Company has effective internal control over financial reporting in accordance with Section 404 of SOX. Moreover, effective internal controls are necessary for the Company to produce reliable financial reports and are important to help prevent financial fraud. If the Company cannot provide reliable financial reports or prevent fraud, the Company’s business and operating results could be harmed, investors could lose confidence in the Company’s reported financial information, and the trading price of the Common Shares could drop significantly. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. There is no certainty that the Company will be successful in complying with Section 404 of SOX on an ongoing basis.

Conflicts of interest may arise among the Board as a result of their involvement with other natural resource companies.

Certain of the directors of the Company are also directors and/or officers of other companies that are similarly engaged in the business of acquiring, developing, and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time if the Company were to enter into negotiations to acquire an interest in a mineral project in which their other companies hold an interest, or the Company were to enter into negotiations to sell an interest in its mineral properties to, or enter into a joint venture with, any of these companies. The directors of the Company are required to act honestly and in good faith with a view to the best interests of the Company and disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the Board, any director with a conflict must disclose his interest and abstain from voting on such matter. As a result of these conflicts of interests, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s business prospects, operations and financial position.

The Company’s growth, future profitability and ability to obtain financing may be impacted by global financial conditions.

In recent years, global financial markets have been characterized by extreme volatility impacting many industries, including the mining industry. Global financial conditions remain subject to sudden and rapid destabilizations in response to future economic shocks, as government authorities may have limited resources to respond to future crises. A sudden or prolonged slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and profitability. Future economic shocks may be precipitated by a number of causes, including, but not limited to, material changes in the price of oil and other commodities, the volatility of metal prices, governmental policies, geopolitical instability, war, terrorism, the devaluation and volatility of global stock markets, natural disasters and the current outbreak of novel coronavirus (COVID-19) that was first reported from Wuhan, China and any future emergence and spread of similar pathogens. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favorable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

A cyber security incident could adversely affect the Company’s ability to operate its business.

Information systems and other technologies, including those related to the Company’s financial and operational management, and its technical and environmental data, are an integral part of the Company’s business activities. Network and information systems related events, such as computer hacking, cyber-attacks, computer viruses, worms or other destructive or disruptive software, process breakdowns, denial of service attacks, or other malicious activities or any combination of the foregoing or power outages, natural disasters, terrorist attacks, or other similar events could result in damages to the Company’s property, equipment and data. These events also could result in significant expenditures to repair or replace damaged property or information systems and/or to protect them from similar events in the future. Furthermore any security breaches such as misappropriation, misuse, leakage, falsification, accidental release or loss of information contained in the Company’s information technology systems including personnel and other data that could damage its reputation and require the Company to expend significant capital and other resources to remedy any such security breach. Insurance held by the Company may mitigate losses however in any such events or security breaches may not be sufficient to cover any consequent losses or otherwise adequately compensate the Company for any disruptions to its business that may result and the occurrence of any such events or security breaches could have a material adverse effect on the business of the Company. There can be no assurance that these events and/or security breaches will not occur in the future or not have an adverse effect of the business of the Company.

The Company’s operations may be adversely affected if its licenses and permits are challenged, revoked, amended, not issued or not renewed

The development projects and operations of the Company require licenses and permits from various governmental authorities. However, such licenses and permits are subject to challenge and change in various circumstances. Applicable governmental authorities may revoke or refuse to issue, amend or renew necessary permits. The loss of such permits may hinder the Company’s ability to operate and could have a material effect on the Company’s financial performance and results of operations. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, or commence construction of or operation of mining facilities that economically justify the cost. The Company endeavors to be in compliance with these licenses and permits, and underlying laws and regulations, at all times.

The Company may be subject to, or affected by, litigation in the future.

Legal proceedings may be brought against the Company, which could have a material adverse effect on the Company’s financial condition or prospects. Regulatory and government agencies may bring, or be subject to, legal proceedings in connection with the enforcement of applicable laws and regulations, as well as the granting of permits, and as a result the Company may be subject to expenses of investigations and defense, fines or penalties for violations if proven, and potentially cost and expense to remediate, increased operating costs or changes to operations, and cessation of operations if ordered to do so or required in order to resolve such proceedings.

In the event of a dispute arising at the Company foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company’s inability to enforce its rights could have an adverse effect on its future cash flows, earnings, results of operations and financial condition.

Tax Uncertainty.

Tax rates and methods of calculating tax in jurisdictions related to the Company’s business may be subject to changes. The Company’s interpretation of taxation law where it operates and as applied to its transactions and activities may be different than that of applicable tax authorities. As a result, tax treatment of certain operations, actions or transactions may be challenged and reassessed by applicable tax authorities, which could result in adverse tax consequences for the Company, including additional taxes, penalties, interest and may also adversely affect the Company’s ability to repatriate earnings and otherwise deploy its assets.

Coronavirus (COVID-19)

The Company faces risks related to health epidemics and other outbreaks of communicable diseases, which could significantly disrupt its operations and may materially and adversely affect its business and financial conditions. The Company’s business could be adversely impacted by the effects of the coronavirus or other epidemics. In December 2019, a novel strain of the coronavirus emerged in China and the virus has now spread to several other countries, including Canada and the United States., and infections have been reported globally. The extent to which the coronavirus impacts the Company’s business, including its operations and the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the coronavirus outbreak. In particular, the continued spread of the coronavirus globally could materially and adversely impact the Company’s business including without limitation, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, restrictions to its drill program and/or the timing to process drill and other metallurgical testing, and other factors that will depend on future developments beyond the Company’s control, which may have a material and adverse effect on the its business, financial condition and results of operations. There can be no assurance that the Company’s personnel will not be impacted by these pandemic diseases and ultimately see its workforce productivity reduced or incur increased medical costs / insurance premiums as a result of these health risks. In addition, a significant outbreak of coronavirus could result in a widespread global health crisis that could adversely affect global economies and financial markets resulting in an economic downturn that could have an adverse effect on the demand for precious metals and our future prospects.

7.2 Risks Relating to the Mining Industry

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties.

Exploration and development of mineral properties involve a high degree of risk and few properties that are explored are ultimately developed into producing properties. There is no assurance that the Company’s exploration activities will result in any discoveries of commercial bodies of ore. There is also no assurance that even if commercial quantities of ore are discovered, a property will be brought into commercial production or that the metallurgical processing will produce economically viable saleable products. The commercial viability of a deposit once discovered and the decision as to whether it should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of qualified engineers and/or geologists, all of which involves significant expense. This decision will also involve consideration and evaluation of several significant factors including, but not limited to:

1.	costs of bringing a property into production, including exploration and development work, preparation of feasibility studies and construction of production facilities;

2.	availability and costs of financing;

3.	ongoing costs of production;

4.	market prices for the minerals to be produced;

5.	environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and

6.	political climate and/or governmental regulation and control.

Many of these factors are beyond the Company’s control.

Furthermore, mining and metallurgy are an inexact science and, accordingly, there always remains an element of risk that a mine may not prove to be commercially viable. Until a deposit is actually mined and processed, the quantity of mineral reserves, mineral resources and grades must be considered as estimates only. In addition, the determination and valuation of mineral reserves and mineral resources is based on, among other things, assumed metal prices.

Market fluctuations and metal prices may render mineral resources and mineral reserves uneconomic. Any material change in quantity of mineral reserves, mineral resources, grade, tonnage, percent extraction of those mineral reserves recoverable by underground mining techniques or stripping ratio for those mineral reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

The Company is subject to substantial operating hazards and risks beyond its control.

The exploration, development and operation of mineral properties is inherently dangerous and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome, including, but not limited to:

1.	difficult surface or underground conditions;

2.	water conditions;

3.	unexpected or unusual rock conditions or geological operating conditions, including rock bursts, cave- ins, ground fall, slope failures and landslides;

4.	fires, explosions, flooding, adverse weather conditions and earthquakes;

5.	unanticipated variations in grade and other geological problems;

6.	failure of pit walls or dams;

7.	adverse environmental conditions or hazards;

8.	mechanical and equipment performance problems; and

9.	power failures and interruptions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, including to the Company’s employees, environmental damage, delays in mining, increased production costs, asset write downs, monetary losses and possible legal liability. While the Company maintains insurance to insure against general commercial liability claims, such insurance will not cover all of the potential risks associated with the Company’s operations at economically feasible premiums or at all. Currently, the Company is not insured against most environmental risks or nuclear or terrorism incidents.

Losses from any one or more of these events that are not covered by the Company’s insurance policies may cause the Company to incur significant costs that could materially adversely affect its financial condition and ability to fund activities on the Railroad-Pinion Project and the Lewis Gold Project. A significant loss could force the Company to reduce or terminate its operations and even result in bankruptcy.

Mineral exploration and development activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation of the Railroad-Pinion Project. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on exploration activities.

The Company may face equipment shortages, access restrictions and lack of infrastructure.

Natural resource exploration, development and mining activities are dependent on the availability of mining, drilling and related equipment in the particular areas where such activities are conducted. A limited supply of such equipment or access restrictions may affect the availability of such equipment to the Company and may delay exploration, development or extraction activities. Certain equipment may not be immediately available, or may require long lead time orders. A delay in obtaining necessary equipment for mineral exploration, including drill rigs, could have a material adverse effect on the Company’s operations and financial results.

Mining, processing, development and exploration activities also depend, to one degree or another, on the availability of adequate infrastructure. Reliable roads, bridges, power sources, fuel and water supply, water rights and the availability of skilled labor and other infrastructure are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Railroad-Pinion Project.

In accordance with the laws of the State of NV, the Company will need to obtain permits to drill water wells in connection with its future exploration and, if applicable, development and production activities at the Railroad-Pinion Project. However, the amount of water that the Company will be entitled to use from those wells will not be determined by the appropriate regulatory authorities until a future date. A final determination of these rights will be dependent in part on the Company’s ability to demonstrate a beneficial use for the amount of water that it intends to use. Unless the Company is successful in developing the Railroad-Pinion Project to a point where it can commence commercial production of gold or other precious metals, it may not be able to demonstrate such beneficial use. Accordingly, there is no assurance that the Company will have access to the amount of water needed to operate a mine at the Railroad-Pinion Project.

The Company’s activities are subject to environmental laws and regulations that may increase the Company’s costs and restrict its operations.

All phases of the Company’s operations will be subject to federal, state and local environmental laws and regulations, in addition to securing the necessary permits to advance exploration activities at the Railroad-Pinion Project. These laws and regulations address, among other things, the maintenance of air and water quality standards, land reclamation, the generation, transportation, storage and disposal of solid and hazardous waste, and the protection of natural resources and endangered species. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. Future changes in environmental regulation, if any, may adversely affect the Company’s operations, make its operations prohibitively expensive, or prohibit them altogether.

Environmental hazards may exist on the Railroad-Pinion Project or on properties in which the Company may hold interests in the future that are unknown to the Company at the present and that have been caused by the Company or by previous owners or operators of the properties, or that may have occurred naturally. The Company may be liable for remediating such damages.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

Future production, if any, at the Railroad-Pinion Project or any future properties will involve the use of hazardous materials. Should these materials leak or otherwise be discharged from their containment systems, the Company may become subject to liability. At present, the Company maintains only limited insurance for environmental risks which may not cover or adequately protect the Company from all potential liabilities including, but not limited to, pollution or other hazards as a result of the disposal of waste products occurring from exploration or production.

In addition, neighbouring landowners and other third parties could file claims based on environmental statutes and common law for personal injury and property damage allegedly caused by the release of hazardous substances or other waste material into the environment on or around the Railroad-Pinion Project or other future properties. There can be no assurance that the Company’s defence of such claims will be successful. A successful claim against the Company could have a material adverse affect on its business prospects, financial condition and results of operations.

The Company is subject to the volatility in the market price of gold and other metals, which in the past have fluctuated widely.

The market price of gold and other metals has experienced volatile and significant price movements over short periods of time, and is affected by numerous factors beyond the Company’s control, including:

1.	international economic and political trends;

2.	expectations of inflation;

3.	currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies);

4.	interest rates;

5.	global or regional consumption patterns;

6.	world events or global instability;

7.	acts of terrorism;

8.	speculative activities;

9.	purchases and sales of gold by central banks;

10.	availability and costs of substitutes; and

11.	increased production due to improved mining and production methods.

The effect of these factors on metal prices cannot be predicted. A decrease in the price of gold or other relevant metal prices at any time during exploration, development or production, if any, of the Railroad-Pinion Project may prevent such project from being economically mined or may result in the write-off of assets whose value is impaired as a result of lower metal prices. A sustained period of declining gold and other applicable metal prices would adversely affect the Company’s financial performance, financial position and results of operations.

The Company’s competition is intense in all phases of its business.

The Company competes with many companies in the mining industry, including large, established mining companies. There is a limited supply of land prospective for minerals available for claim-staking, lease or acquisition in the United States, particularly NV, and other areas where the Company may conduct exploration activities. The Company may be at a competitive disadvantage in acquiring mineral properties, since it will be competing with individuals and companies, many of which have greater financial resources, operational experience and technical capabilities. The Company’s competitors may be able to respond more quickly to new laws and regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. The Company’s inability to successfully compete with other companies would have a material adverse effect on its results of operation and business.

Legislation has been proposed that would significantly affect the mining industry.

Periodically, members of the U.S. Congress have introduced bills that would supplant or alter the provisions of the General Mining Law of 1872, which governs the unpatented claims that the Company currently controls within its Railroad-Pinion Project. One such amendment has become law and has imposed a moratorium on patenting of mining claims, which reduced the security of title provided by unpatented claims such as those in the Railroad-Pinion Project.

If additional legislation is enacted, it could substantially increase the cost of holding unpatented mining claims by requiring payment of royalties, and could significantly impair the Company’s ability to develop mineral resources on unpatented mining claims. Such bills have proposed, among other things, to make permanent the patent moratorium, to impose a federal royalty on production from unpatented mining claims and to declare certain lands as unsuitable for mining. Although it is impossible to predict at this time what royalties may be imposed in the future, the imposition of such royalties could adversely affect the potential for development of such mining claims, and the economics of operating mines on federal unpatented mining claims. Passage of such legislation could adversely affect the Company’s business.

The Company’s operations are subject to issues relating to security.

Civil disturbances and criminal activities such as trespass, illegal mining, theft, vandalism and terrorism may cause disruptions at the Company’s operations in NV. Such incidents may halt or delay exploration, increase operating costs, result in harm to employees or trespassers, decrease operational efficiency, increase community tensions or result in criminal and/or civil liability for the Company or its employees and/or financial damages or penalties. The manner in which the Company’s personnel respond to civil disturbances and criminal activities can give rise to additional risks where those responses are not conducted in accordance with applicable laws. The failure to conduct security operations in accordance with these standards can result in harm to employees or community members, increase community tensions, result in reputational harm to the Company and its partners or result in criminal and civil liability for the Company or its employees and financial damages or penalties. It is not possible to determine with certainty the future costs that the Company may incur in dealing with the issues described above at its operations.

7.3 Risks Relating to Shares

We have never paid dividends and do not expect to do so in the foreseeable future.

The Company has not declared or paid any dividends on the Common Shares and does not expect to do so in the foreseeable future. Future earnings, if any, will likely be retained to finance growth. Any return on investment in the Common Shares will come from the appreciation, if any, in the value thereof. The payment of any future dividends will depend upon the Company’s earnings, if any, its then-existing financial requirements and other factors, and will be at the discretion of the Board.

The trading price for our Common Shares is volatile.

The Common Shares are listed on the TSX in Canada and NYSE American in the United States. During the past year, trading in the Common Shares has, at times, been limited, sporadic and subject to large fluctuations in market price, which may result in losses to investors. There are no assurances that an active, stable market will develop or be sustained in the future. Between January 1, 2019 and December 31, 2019, the trading price of the Common Shares on the TSX has ranged from a low of $0.78 per Common Share to a high of $1.81 per Common Share and on the NYSE American from a low of US$0.56 per Common Share to a high of US$1.38 per Common Share. If an active, stable public market for the Common Shares does not develop in the future, or if developed, is not sustained, the liquidity of the Common Shares may be limited. The liquidity of the trading market in the Common Shares, and the market price for the Common Shares, may be adversely affected by, among other things:

1.	the price of gold and other metals;

2.	the Company’s operating performance and the performance of competitors and other similar companies;

3.	the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

4.	the results of the Company’s exploration programs and/or resource estimates (initial or otherwise) for the Railroad-Pinion Project;

5.	the Company’s ability to obtain adequate financing for further exploration and development;

6.	changes in the Company’s financial performance or prospects;

7.	changes in general economic conditions;

8.	the number of Common Shares to be publicly-traded after a public offering or private placement of securities of the Company;

9.	the arrival or departure of key personnel;

10.	acquisitions, strategic alliances or joint ventures involving the Company or its competitors;

11.	changes or perceived changes in the Company’s creditworthiness;

12.	performance and prospects for companies in the mining industry generally;

13.	the number of holders of the Common Shares;

14.	the interest of securities dealers in making a market for the Common Shares;

15.	prevailing interest rates;

16.	changes in global business or macroeconomic conditions;

17.	the current outbreak of novel coronavirus (COVID-19) that was first reported from Wuhan, China and any future emergence and spread of similar pathogens; and

18.	the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements and Forward Looking Information” above.

The market price of the Common Shares is also affected by many variables not directly related to the Company’s success and therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Common Shares, and the attractiveness of alternative investments. In addition, the stock market in general, and the market for mining company stocks in particular, has historically experienced significant price and volume fluctuations, and in the mining sector, such stocks have suffered significant declines. Volatility in the market price for a particular issuer’s securities has often been unrelated to the operating performance of that issuer. As a result of any of these factors, the market price of the Common Shares at any given point in time may not accurately reflect the long-term value of the Company. Volatility in the Common Share price also increases the risk of securities class action litigation.

Market Price of our Common Shares.

Sales of a substantial number of the Common Shares or other equity-related securities in the public markets by the Company or its significant Shareholders could also depress the market price of the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities. The price of the Common Shares could be affected by possible sales of Common Shares by hedging or arbitrage trading activity which the Company anticipates may occur involving its Common Shares.

Future sales or issuances of Common Shares or the exercise of options and warrants could cause the market price of the Common Shares to decrease significantly, dilute investors’ voting power and reduce earnings per Common Share.

The Company may in the future sell additional equity or equity-linked securities or grant to some or all of its directors, officers, key employees and consultants options to purchase Common Shares. The Company cannot predict the size of future sales and issuances of equity or equity-linked securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of a substantial number of equity or equity-linked securities, or the perception that such sales could occur, may adversely affect the prevailing market price for the Common Shares and impair the Company’s ability to raise capital through the sale of additional equity securities.

The Company’s current operations do not generate any cash flow and the Company will require significant additional financing to fund further exploration and/or development activities or to fulfill its obligations under applicable agreements for the Railroad-Pinion Project. The Board has the authority to authorize certain offers and sales of additional securities without the vote of, or prior notice to, Shareholders, and given its current stage of development, the Company believes the most realistic source of funds presently available to it is through the sale of equity capital. While there are no assurances the Company will be able to raise additional financing on reasonably commercial terms or at all, such additional financings may involve the issuance of a significant number of Common Shares at prices less than the current market price for the Common Shares. Any future issuance of equity securities will dilute the voting power of existing Shareholders and reduce earnings per Common Share, if any. In addition, additional sales of equity securities may decrease the price of the Common Shares and/or result in a change of control.

Potential Dilution of Present and Prospective Shareholdings.

In order to finance future operations and development efforts, the Company may raise funds through the issue of Common Shares or the issue of securities convertible into or exercisable for Common Shares. The Company cannot predict the size of future issues of Common Shares or the issue of securities convertible into or exercisable for Common Shares or the effect, if any, that future issues and sales of the Common Shares will have on the market price of the Common Shares. Any transaction involving the issue of previously unissued shares, or securities convertible into or exercisable for shares, would result in dilution, which may be substantial, to existing holders of shares.

The Common Shares are subject to maintaining TSX and NYSE American requirements which could affect their continued listing.

Failure to meet the applicable maintenance requirements of the TSX or the NYSE American could result in the Common Shares being delisted from the TSX or the NYSE American. In order to maintain these listings, the Company must maintain certain objective standards, such as share prices, shareholders’ equity, market capitalization and share distribution targets. There are no assurances that the Company will continue to meet the maintenance requirements of the TSX or the NYSE American in the future.

A delisting of the Common Shares could adversely affect the Company’s reputation, the Company’s ability to raise funds through the sale of equity or securities convertible into equity and the terms of any such fundraising, the liquidity and market price of the Common Shares and the ability of broker-dealers to purchase the Common Shares.

In the event the Company is delisted from the NYSE American, the Common Shares may be eligible for trading on the over-the-counter market in the United States. However, the over-the-counter market will likely be less liquid and more price volatile than the NYSE American, possibly resulting in lower prices that could impair future financings and result in the loss of confidence by investors, customers, suppliers and employees.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act. As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors, and principal Shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

The Company could in the future lose its foreign private issuer status if a majority of its Common Shares are held by residents in the United States and it fails to continue meeting any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system implemented by the SEC and the securities regulatory authorities in Canada (“MJDS”). Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next following second fiscal quarter.

As a foreign private issuer whose Common Shares are listed on the NYSE American, we may follow certain home country corporate governance practices instead of certain NYSE American requirements.

As a foreign private issuer whose Common Shares are listed on the NYSE American, the Company is permitted to follow certain home country (i.e. Canadian) corporate governance practices instead of certain requirements of the NYSE American rules. Among other things, as a foreign private issuer the Company may follow home country practice with regard to, the composition of the Board, director nomination procedure, compensation of officers and quorum at Shareholders’ meetings. In addition, the Company may follow its home country law, instead of the NYSE American rules, which require that the Company obtain Shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the Company, certain transactions other than a public offering involving issuances of a 20% or more interest in the Company and certain acquisitions of the stock or assets of another company. Accordingly, the Shareholders may not be afforded the same protection as provided under NYSE American’s corporate governance rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NYSE American in advance a written statement from an independent counsel in the issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

We may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. Shareholders to increased tax liability.

The Company believes that it was a passive foreign investment company for the taxable year ended December 31, 2019, and expects to be a passive foreign investment company for the taxable year ending December 31, 2020. The Company will not be providing qualified electing fund information. As a result, a U.S. Shareholder could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States Shareholder’s Common Shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holding of Common Shares.

The ability of investors to enforce civil liabilities under U.S. securities laws may be limited.

Substantially all of the Company’s directors and executive officers reside outside the United States, and all or a significant portion of their assets may be, and a substantial portion of the Company’s assets are, located outside the United States. As a result, it may not be possible for investors in the Company’s securities to effect service of process within the United States upon such persons or to enforce in U.S. courts or outside the United States judgments obtained against such persons outside the United States. It is not clear whether a foreign court would accept jurisdiction and impose civil liability if proceedings were commenced in a foreign jurisdiction predicated solely upon U.S. federal securities laws.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

ITEM 8:	DIVIDENDS

All of the Common Shares are entitled to an equal share in the dividends declared and paid by the Company. There are no restrictions in the Company’s Articles which could prevent the Company from paying dividends as long as there are no reasonable grounds for believing that the Company is insolvent or the payment of the dividend would render the Company insolvent. However, the Company has not paid any dividends since incorporation and it is not contemplating that any dividends will be paid in the foreseeable future.

The Company intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

ITEM 9:	DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares without par value. The following Common Shares were issued and outstanding as of the dates set out below:

Type of Security	Amount Authorized or to be Authorized	Outstanding as at December 31, 2019	Outstanding as at March 23, 2020
Common Shares	Unlimited	277,527,886	278,321,931

The Common Shares are not subject to any future call or assessment. All Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The Shareholders are entitled to receive notice of all meetings of Shareholders and to attend and vote the Common Shares at the meetings. Each Common Share carries with it the right to one vote. The Common Shares have no pre-emptive, conversion, exchange, redemption, retraction, purchase for cancellation or surrender provisions and there are no sinking fund provisions in relation to the Common Shares.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the Shareholders will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the Board. See ITEM 8: “Dividends” above for particulars of the Company’s dividend policy.

Provisions as to the modification, amendment or variation of the rights attached to the capital of the Company are contained in the Company’s Articles and the BCBCA. Generally speaking, substantive changes to the share capital require the approval of the Shareholders by either an ordinary (50% +1 of the votes cast) or special resolution (at least 66 2/3% of the votes cast). However, in certain cases, the directors may, subject to the BCBCA, alter the Company’s authorized and issued share capital to, inter alia, create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares; increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class of shares; subdivide or consolidate all or any of its unissued, or fully paid issued, shares; or alter the identifying name of any of its shares.

On June 1, 2011, the Company adopted a shareholder rights plan (the “Original Rights Plan”). At the Company’s 2014 annual general meeting, the Shareholders approved an extension of the Original Rights Plan for a further three years. At the Company’s 2017 annual general meeting, the Shareholders approved a new Rights Plan (the “Rights Plan”), which is a new generation plan that integrates the new takeover bid regime set out in National Instrument 62-104 - Take-Over Bids and Issuer Bids. The Rights Plan is not an amended and restated version of the Original Rights Plan.

The purpose of the Rights Plan is to prevent, to the extent possible, a creeping takeover bid of the Company to ensure that (i) every Shareholder will have an equal opportunity to participate in such a bid, and (ii) all Shareholders are treated fairly in connection with such a bid. The Rights Plan discourages coercive or unfair creeping takeover bids by creating significant potential dilution of any Common Shares which may be acquired or held by a takeover acquiror if such Common Shares are not acquired in a manner permitted by the Rights Plan. The potential for significant dilution to the holdings of such an acquiror occurs because the Rights Plan provides that all holders of Common Shares who are not related to the acquiror will be entitled to exercise rights issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices, however, the acquiror and the persons related to the acquiror will not be entitled to exercise any rights under the Rights Plan.

ITEM 10:	MARKET FOR SECURITIES

10.1	Trading Price and Volume

The Common Shares currently trade on the TSX in Canada and NYSE American in the United States under the symbol “GSV”. As of March 23, 2020 the closing price of the Common Shares was $0.55 per Common Share on the TSX and US$0.36 on the NYSE American.

The following table sets out the high and low sale prices and the volume of trading of the Common Shares on the TSX and NYSE American on a monthly basis since the commencement of the Company’s fiscal year ended December 31, 2019.

Period	TSX			NYSE American
	$ High	$ Low	Volume	US$ High	US$ Low	Volume
January 2019	1.81	1.53	1,471,400	1.38	1.14	4,540,400
February 2019	1.77	1.46	2,200,000	1.35	1.11	4,331,900
March 2019	1.61	1.30	1,721,300	1.21	0.97	4,914,500
April 2019	1.53	1.17	2,367,800	1.15	0.86	4,460,700
May 2019	1.48	1.31	2,744,800	1.09	0.96	4,041,300
June 2019	1.62	1.32	2,134,800	1.21	1.00	6,682,500
July 2019	1.46	1.21	5,554,400	1.11	0.93	7,651,800
August 2019	1.41	1.08	5,954,000	1.08	0.81	9,826,500
September 2019	1.40	1.01	6,641,400	1.05	0.76	10,920,300
October 2019	1.15	0.97	10,808,200	0.92	0.71	30,611,700
November 2019	1.05	0.78	3,040,900	0.80	0.59	9,135,500
December 2019	1.16	0.81	13,162,200	0.90	0.61	14,495,600
TOTAL			57,801,200			111,612,700

10.2	Prior Sales

The following table summarizes the issuance of securities convertible into or exercisable for Common Shares by the Company since the commencement of the fiscal year ended December 31, 2019 and up to March 22, 2020:

Stock Options and Restricted Share Rights

Date of Issuance	Security	Exercise Price per Security ($)	Number of Securities
January 31, 2019	Stock Options	1.74	1,821,424
January 31, 2019	Restricted Share Rights	-	664,730
March 15, 2019	Stock Options	1.49	50,000
August 16, 2019	Stock Options	1.20	50,000
January 30, 2020	Stock Options	1.05	2,140,306
January 30, 2020	Restricted Share Rights	-	927,276

ITEM 11:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the directors and officers of the Company, no securities of the Company are subject to escrow or a contractual restriction on transfer as of the date of this AIF.

ITEM 12:	DIRECTORS AND OFFICERS

12.1	Name, Occupation and Security Holding

The following are the names and provinces/states of residence of the directors and executive officers of the Company, the positions and offices they currently hold with the Company, their principal occupations during the five preceding years, and the number and percentage of Common Shares beneficially owned, or controlled or directed, directly or indirectly, by each of them. Each director will hold office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the provisions of the BCBCA or the Company’s Articles.

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Common Shares held at March 23, 2020(1)
Jonathan T. Awde British Columbia, Canada Director, President, Chief Executive Officer	President and Chief Executive Officer of Gold Standard, July 2010 to present	Director since July 13, 2010	3,264,355 or 1.17%
Zara Boldt London, UK Director	Professional Accountant (CPA, CGA); CFOand Corporate Secretary of Lucara DiamondCorp., a mining company, since April, 2018;Director of Bluestone Resources Inc., a miningcompany, since 2017. CFO and CorporateSecretary of Strongbow Exploration Inc., aCanadian mineral exploration company, fromSeptember 2015 to June 2018; CFO andCorporate Secretary of Kaminak GoldCorporation (“Kaminak”), a junior mining company, from January 2016 to July 2016; Vice-President of Finance and CFO of Stornoway Diamond Corporation, a Canadian diamond exploration and development company, from 2010 to 2015	Director since September 12, 2017	52,000 or 0.02%
Ron Clayton Nevada, USA Director	President and Chief Executive Officer of 1911Gold Corporation (formerly Havilah MiningCorporation), a mining exploration company,since January 15, 2019. Former President andChief Executive Officer of Tahoe ResourcesInc. (“Tahoe”), August 2016 to June 2018; to August 2016 Chief Operating Officer of Tahoe March 2010 to August 2016	Director since January 30, 2018	60,000 or 0.02%

Name, Province/State of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Common Shares held at March 23, 2020(1)
Don Harris Nevada, USA General Manager	Registered Geologist; Operations Manager,Gold Standard, February, 2019 to present.Senior Geologist, Gold Standard, May 2017 toFebruary 2019. Former Manager of NevadaSurface Geology for Newmont, May 2006 toApril 2007, Vice President of AdvancedProjects at Midway Gold Corporation(“Midway”), July 2008 to June 2010 andDirector of Exploration at Hycroft MiningCorporation (“Hycroft”), January 2015 to April 2017.	N/A	1,825 or 0.00%
Glenn Kumoi British Columbia, Canada Vice-President, General Counsel & Corporate Secretary	Vice-President General Counsel and Corporate Secretary of Gold Standard, June 2017 to present; Vice-President General Counsel and Corporate Secretary of Rubicon Minerals Corporation, December 2009 to January 2017	N/A	48,471 or 0.02%
D. Bruce McLeod British Columbia, Canada Lead Director	President and Chief Executive Officer ofSabina Gold & Silver Corp. (TSX - SBB), amining company, February 2015 to present;former President and Chief Executive Officer,Mercator Minerals Ltd., June 2011 to September 2014	Director since September 29, 2016	158,000 or 0.06%
Robert J. McLeod British Columbia, Canada Director	Professional geologist, March 2003 to present;President and Chief Executive Officer, IDMMining Ltd. (TSXV - IDM), a mining company, September 2013 to March 2019	Initially appointed on July 13, 2010 Subsequently re-elected on June 28, 2011 (2)	188,540 or 0.07%
Alex Morrison Colorado, USA Director	Director of Taseko Mines Limited, April 2011 to present; Director of Detour Gold Corporation, May 2010 to December 2018; Director of Pershing Gold Corporation, November 2012 to February 2018; Director of Gold Resource Corporation, March 2016 to present; Director of Energy Fuels Inc., August 2019 to present	Director since September 12, 2017	30,000 or 0.01%
Jamie D.R. Strauss London, United Kingdom Director	Director, Strauss Partners, London based boutique mining finance firm, 2009 to present. Director of Altius Minerals Corporation, a mining company, 2009 to present. Director of Bacanora Lithium plc, a mining company, 2016 to present. Director of Digbee Ltd., a London based alternative research platform, 2016 to present.	Director since September 5, 2012	169,300 or 0.06%
William E. Threlkeld Colorado, USA Gold Inc. 2001 to present Director	Geologist, Senior Vice-President, Seabridge Gold Inc. 2001 to present	Director since March 17, 2011	166,944 or 0.06%

Name, Province of Residence and Position with the Company	Principal occupation during last five years	Date of first appointment as a Director of the Company	Number and Percentage of Common Shares held at March 23, 2020 (1)
Michael N. Waldkirch British Columbia, Canada Chief Financial Officer	Chartered Professional Accountant, 1998 to present; Chief Financial Officer, Gold Standard, July 2010 to present	N/A	1,231,506 or 0.44%

(1)	This information is not within the knowledge of the management of the Company and has been furnished by the respective individuals, or has been extracted from the register of shareholdings maintained by the Company’s transfer agent or from insider reports filed by the individuals and available through the Internet at www.sedi.ca.

(2)	Mr. Robert McLeod was initially appointed as a director of the Company in connection with the completion of the Company’s statutory plan of arrangement with JKR on July 13, 2010. On March 17, 2011, Mr. Robert McLeod stepped down as a director of the Company in order to accommodate the appointment of William E. Threlkeld as a director of the Company. Mr. Robert McLeod was subsequently re-elected as a director of the Company at the Company’s annual general meeting held on June 28, 2011.

The Company has the following committees whose members are as follows:

Name of Committee	Members of Committee
Audit Committee(1)	Zara Boldt (Chair)
Alex Morrison
Robert J. McLeod
Compensation Committee	Alex Morrison (Chair)
Robert J. McLeod
Jamie D. R. Strauss
Corporate Governance and Nominating Committee	Ron Clayton (Chair)
Jamie D. R. Strauss
D. Bruce McLeod
Health, Safety and Environment Committee	William E. Threlkeld (Chair)
Glenn Kumoi
Steve Koehler
Ron Clayton
Disclosure Committee	Jonathan Awde (Chair)
Glenn Kumoi
Mike Waldkirch
Bill Gehlen
Don Harris

(1) See ITEM 18: “Audit Committee” below.

As of March 23, 2020, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, 5,370,941 Common Shares representing 1.93% of the total issued and outstanding Common Shares.

Management

The following sets forth further background information on each of the directors and executive officers of the Company.

Jonathan T. Awde, President and Chief Executive Officer

Mr. Awde is the co-founder, President, Chief Executive Officer and a director of Gold Standard. Since becoming Chief Executive Officer in July 2010, the Company’s market capitalization has increased from approximately $23 million to its current value. Mr. Awde oversees all corporate development, asset acquisition, joint ventures and the procurement of capital for the development of the Company’s assets. Mr. Awde has spent the last 12 years financing junior resource companies, focusing on institutional accounts, and has raised over $200 million for public and private companies in the resource sector.

Mr. Awde holds a Bachelor of Arts (Economics and Finance) from Acadia University in Nova Scotia (1999) and is a former sales and trading professional at a Canadian broker dealer.

Don Harris, Operations Manager

Don Harris has 29 years’ experience as a mine development geologist and manager, including 17 years with Newmont, where Mr. Harris was a significant contributor to the resource and reserve growth at Gold Quarry and Emigrant Mines. Outside of Newmont, Mr. Harris has contributed to the mine and resource development at the Hycroft mine (Hycroft) and the Pan mine (Midway). Over his career, Don has held a multitude of positions, including Manager of Nevada Surface Geology for Newmont, Vice President of Advanced Projects at Midway Gold, and Director of Exploration at Hycroft Mining. These positions have led to the successful development and/or production of over 30 million ounces gold and 300 million ounces silver. Since joining GSV in 2017, he has been responsible for guiding the Dark Star and Pinion Deposits towards future mine development. Don has a BS in geology from the University of Wyoming and an MS in geology from Northern Arizona University. Don is a Registered Geologist with SME (146776) and a qualified person as defined by NI-43-101.

Glenn Kumoi, Vice-President, General Counsel & Corporate Secretary

Glenn Kumoi, B.A, LLB., is Vice President, General Counsel and Corporate Secretary of Gold Standard. Mr. Kumoi is also a lawyer and executive leader with extensive experience in the areas of financing, project development, mergers and acquisitions, corporate governance and legal compliance. In the 20 years prior to joining Gold Standard in 2017, Mr. Kumoi was the VP General Counsel and Corporate Secretary of three other public companies including Rubicon Minerals Corporation and Ballard Power Systems. During that time, Mr. Kumoi was a key part of the executive teams who raised in aggregate over $700 million.

Michael N. Waldkirch, Chief Financial Officer

Mr. Waldkirch holds a Bachelor of Arts in Economics from the University of British Columbia and has been a Chartered Professional Accountant since 1998. From 1997 to 2011, he held the position of principal with JBH Professional Services Inc., a business consulting firm located in Richmond, B.C., Canada. Since 1999, Mr. Waldkirch has also held the position of Senior Partner with the Public Accounting firm Michael Waldkirch and Company Inc., Chartered Professional Accountants, in Vancouver, B.C.

Zara Boldt, Director

Ms. Boldt is a professional accountant (CPA, CGA) with over fifteen years of progressively senior financial leadership roles with public companies in the mineral exploration and development industry. Ms. Boldt is currently the CFO and Corporate Secretary of Lucara Diamond Corp., a mining company, since April, 2018. Ms. Boldt has also served as CFO and Corporate Secretary of Strongbow Exploration Inc., a Canadian mineral exploration company and Chief Financial Officer & Corporate Secretary of Kaminak, where she was responsible for corporate due diligence and the negotiation, documentation and execution of a plan of arrangement for an acquisition transaction valued at $520 million. Prior to Kaminak, Ms. Boldt served as the Vice-President, Finance and Chief Financial Officer for Stornoway Diamond Corporation where she was a member of the senior management team responsible for arranging financing in excess of $900 million for the development of the Renard Project in Quebec.

Ron Clayton, Director

Mr. Clayton is a seasoned mining executive with over 40 years of mine operating experience and led the construction of the Escobal mine. Mr. Clayton joined Tahoe as the first Chief Operating Officer on March 30, 2010, was appointed President on March 12, 2014 and was further appointed Chief Executive Officer on August 16, 2016, serving until June 25, 2018. Prior to joining Tahoe, Mr. Clayton was Senior Vice President, Operations, and the General Manager of several underground mines for Hecla Mining Company. He also held the position of Vice President, Operations with Stillwater Mining Company and a number of engineering and operations management positions with Climax Molybdenum Company and Homestake Mining Company. Mr. Clayton earned his Bachelor of Science Degree in Mining Engineering from the Colorado School of Mines and is a graduate of the Tuck School of Business Executive Program at Dartmouth College.

Bruce McLeod, Lead Director

Mr. Bruce McLeod is a Mining Engineer with over 30 years of experience in all areas of the mining industry. Most recently he was a director of Kaminak, which was acquired in 2016 by Goldcorp for $520 million. Mr. Bruce McLeod is currently the President, CEO and a director of Sabina Gold & Silver Corp. (TSX-SBB). Prior to that, he served in a senior capacity with a number successful junior mining ventures including: President and CEO of Mercator Minerals Ltd.; President, CEO and director of Creston Moly Corp., and founder of both Sherwood Copper Corp and Stornoway Diamond Corporation. He also served on the board of directors of Palmerejo Silver and Gold Corp. (acquired by Coeur D’Alene Mines) and Ariane Gold (acquired by Cambior Inc.) and has been involved in numerous projects at various stages of development while with the Northair Group. Mr. Bruce McLeod was the co-recipient of AMEBC’s EA Scholz Award for excellence in mine development in 2009 and primarily focuses on project development, strategic planning, and financing activities. Mr. Bruce McLeod holds a Bachelors of Science in Mining Engineering from Montana College of Mineral Science and Technology and is a member of the British Columbia Association of Professional Engineers and Geoscientists.

Robert J. McLeod, Director

Mr. Robert McLeod is a professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

Mr. Robert McLeod was the President and Chief Executive Officer of IDM Mining Ltd (TSXV-IDM), from September 2013 to March 2019, where he was previously VP Exploration since 2010. He was previously Chief Executive Officer and VP Exploration for Full Metal Minerals Ltd. (TSXV-FMM) from June 2003 until November 2014. He is also a director of Lithium-X (TSXV-LlX), Redstar Gold Corp. (TSXV-RGC), Independence Gold Corp. (TSXV-IGO) and Dolly Varden Silver Corporation (TSX.V: DV). He was formerly Vice-President, Exploration for Atna Resources Ltd. (TSX-ATN) from February 2003 to February 2004. From 2000 to 2003 Mr. Robert McLeod was a Project Geologist for Miramar Mining Corp. and a Senior Geologist for Grayd Resource Corporation from 1998 to 2000.

Alex Morrison, Director

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 25 years of experience in the mining industry. Mr. Morrison has held Board and senior executive positions with a number of mining companies, most recently serving as a Director of Detour Gold Corporation until December 2018 and as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Jamie D. R. Strauss, Director

Mr. Strauss is launching an alternative research platform for the mining industry. He remains a director of the boutique mining finance firm, Strauss Partners Ltd., based in London, England and has worked as a stockbroker in the City of London for over 30 years. He was Managing Director of UK Equity Products for BMO Capital Markets 2007-2009. Mr. Strauss is also a non-executive director of Altius Minerals Corporation (TSX) and Bacanora Lithium plc (London-AIM).

William E. Threlkeld, Director

Since 2001, Mr. Threlkeld has been a Senior Vice President of Seabridge Gold, Inc. where he is responsible for, among other things, designing and executing exploration and resource delineation programs. From 1997 to 2000, he was Vice-President, Exploration, for Greenstone Resources Ltd., responsible for resource delineation on three Central American gold deposits and development of an organization and strategy to identify new mineral investments. From 1991 to 1997, he was a Vice President and Exploration Manager at Placer Dome Inc. where he was responsible for its exploration activity and investment in South America. Mr. Threlkeld obtained a Masters of Science in Economic Geology from the University of Western Ontario.

None of the members of the Company’s management or key personnel has entered into a non-competition agreement with the Company. Each of Jonathan T. Awde, Glenn Kumoi and Michael N. Waldkirch are bound by non-disclosure covenants in their respective consulting or employment agreements with the Company.

12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

Except as disclosed below, no director or executive officer of the Company is, or was within the ten years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than thirty consecutive days:

1.	while that person was acting as a director, chief executive officer or chief financial officer; or

2.	after that person ceased acting as a director, chief executive officer or chief financial officer which resulted from an event that occurred while that person was acting in that capacity.

Bruce McLeod was a President, CEO and a director of Mercator Minerals Ltd. (“Mercator”) when it negotiated and the SEC issued an order on November 8, 2011 revoking Mercator’s registration under the U.S. Exchange Act. In early 1998, Mercator, through its then management, filed a registration statement under the U.S. Exchange Act with the SEC which became effective in 1998 without further action by Mercator. Mercator’s subsequent management and directors (including Mr. Bruce McLeod) were not aware that the registration statement had become effective and accordingly no further filings were made with the SEC. In June 2011, Mercator received notice from the SEC advising that its registration statement had become effective in 1998 and was delinquent in its SEC filings. As Mercator was unable to make the requisite filings for the period from 1998 to 2011, Mercator negotiated with the SEC and on November 8, 2011 an order was issued by the SEC under section 12G of the U.S. Exchange Act revoking Mercator’s registration. The 12G order restricted members of a national securities exchange, broker or dealer from effecting any transaction in or inducing the purchase or sale of Mercator’s shares in the United States. On November 8, 2011, Mercator filed a Form 40-F registration statement under the U.S. Exchange Act with the SEC, which became effective on January 9, 2012, in order to remove the restrictions on market participants under the section 12G order so that trading in Mercator’s shares in the United States could resume.

Corporate Bankruptcies

Except as disclosed below, no director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or has been within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Messrs. Awde, and Waldkirch are former directors and officers (CEO, CFO and Corporate Secretary, respectively) of Northern Star Mining Corp. (“Northern Star”), a reporting issuer whose common shares were previously listed for trading on the TSXV. Mr. Awde resigned as a director and officer of Northern Star on July 13, 2010. Effective August 18, 2010 Northern Star filed a Notice of Intention to Make a Proposal (the “Proposal”) under the Bankruptcy and Insolvency Act (Canada) (the “Bankruptcy Act”) and appointed Deloitte & Touche Inc. as its trustee. On January 24, 2011, the deadline for filing its Proposal under the Bankruptcy Act expired and Northern Star was deemed to have filed an assignment in bankruptcy as of such date. Mr. Waldkirch resigned as an officer of Northern Star effective January 24, 2011.

Bruce McLeod was President, CEO and a director of Mercator when it filed a Notice of Intention to Make a Proposal under the Bankruptcy Act on August 26, 2014. Mr. Bruce McLeod ceased to hold office and resigned from the board of directors at Mercator on September 4, 2014. Pursuant to the Bankruptcy Act, Mercator was deemed to have filed an assignment in bankruptcy on September 5, 2014 as a result of allowing the ten-day period within which Mercator was required to submit a cash flow forecast to the official receiver to lapse.

Glenn Kumoi was Vice President, General Counsel and Corporate Secretary of Rubicon Minerals Corporation (“Rubicon”) when a restructuring transaction was commenced under the Companies’ Creditors Arrangement Act (the “CCAA”) on October 20, 2016, and when Rubicon emerged from the CCAA proceedings on December 20, 2016 after a successful implementation of the restructuring transaction.

Personal Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

Except as disclosed below, no director, executive officer or securityholder holding a sufficient number of securities to materially affect the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely to be considered important to a reasonable investor in making an investment decision.

Michael N. Waldkirch is a former director, CEO, CFO, Corporate Secretary and President of Spirit Bear Capital Corp. (“Spirit Bear”), a capital pool company that was halted from trading by the TSXV on May 15, 2014 for failure to complete a qualifying transaction within 24 months of its listing. The shares of Spirit Bear were subsequently transferred to the TSXV’s NEX board and trading was reinstated on August 5, 2014.

On September 2, 2014, Jonathan T. Awde was fined a total of $46,000 by the Autorité Des Marchés Financiers in Quebec for 11 counts of filing late insider trading reports. The fine has been paid in full.

12.3	Conflicts of Interest

The directors and officers of the Company may, from time to time, serve as directors or officers of other issuers or organizations or may be involved with the business and operations of other issuers or organizations, in which case a conflict of interest may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other issuers or organizations. In particular, certain of the directors and officers of the Company are involved in executive or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company. See ITEM 12.1: “Directors And Officers -

Name, Occupation and Security Holding” above for a description of other mineral exploration companies in which the directors and officers of the Company are currently involved with.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Save and except as aforesaid or otherwise disclosed in this AIF, in the notes to the Financial Statements and its MD&A, to the Company’s knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company.

ITEM 13:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

13.1	Legal Proceedings

During the fiscal year ended December 31, 2019, the Company is not and was not a party to, and its property is not and was not the subject of, any legal proceedings and no such proceedings are known by the Company to be contemplated.

13.2	Regulatory Actions

During the fiscal year ended December 31, 2019, there were no penalties or sanctions imposed against, or settlement agreements with any court relating to securities legislation or with securities regulatory authority entered into by the Company or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

ITEM 14:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, in the notes to the Financial Statements and its MD&A, no director or executive officer of the Company, and no Shareholder holding of record or beneficially, directly or indirectly, more than 10% of the outstanding Common Shares, and none of the respective associates or affiliates of any of the foregoing, had any material interest, direct or indirect, in any transaction with the Company or in any proposed transaction within the three most recently completed financial years or the current financial year of the Company that has materially affected or is reasonably expected to materially affect the Company, save and except as follows:

1.

Pursuant to the 2018 Private Placements, Oceana acquired, indirectly through a wholly-owned subsidiary, a total of 17,488,440(1) Common Shares, or approximately 6.73% of the issued and outstanding Common Shares. See ITEM 4.2 “General Development of the Business - Three Year History - Financings”. Oceana’s participation in the 2018 Private Placements constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of Oceana’s participation was less than 25% of the Company’s then market capitalization. Oceana no longer holds more than 10% of the outstanding Common Shares.

2.

Pursuant to the 2018 Private Placements, Goldcorp acquired, indirectly through a wholly-owned subsidiary, a total of 25,953,791(1) Common Shares, or approximately 9.98% of the issued and outstanding Common Shares. See ITEM 4.2 “General Development of the Business - Three Year History - Financings”. Goldcorp’s participation in the 2018 Private Placements constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of Goldcorp’s participation was less than 25% of the Company’s then market capitalization.

(1)

The number of Common Shares owned, controlled or directed is not within the knowledge of management of the Company and has been derived from insider reports filed on SEDI and available through the Internet at www.sedi.ca.

ITEM 15:	TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its Common Shares is Computershare Trust Company of Canada located at 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 16:	MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the only material contracts entered into by the Company since the commencement of the Company’s fiscal year ended December 31, 2019 or before such time that are still in effect, and up to March 23, 2020, are as follows:

1.

Subscription agreement dated February 22, 2018, between the Company and Goldcorp for 2,195,100 Common Shares at a price of $2.05 per Common Share for gross proceeds of $4,499,955 in connection with the February 2018 Private Placement. See ITEM 4.2: “General Development of the Business - Three Year History - Financings”.

ITEM 17:	INTERESTS OF EXPERTS

17.1	Names of Experts

The following table lists the persons and companies who have prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during the fiscal year ended December 31, 2019 or subsequent thereto:

Name of Individual or Company	Document Prepared or Certified
Davidson & Company LLP	Audited consolidated financial statements of the Company for the years ended December 31, 2019 and December 31, 2018
Dr. Art Ibrado, PE. Matthew Sletten, PE. M3 Thomas L. Dyer, PE and Principal Engineer, M3	Initial PFS Technical Report dated effective September 9, 2019, Updated PFS Technical Report dated effective February 13, 2020 and news releases dated September 10, 2019, February 18, 2020 and March 24, 2020
M3	Initial PFS Technical Report dated effective September 9, 2019 and Updated PFS Technical Report dated effective March 23, 2020
Steven Ristorcelli, CPG. MDA
Michael Lindholm, CPG. MDA
Michael B. Dufresne, P.Geol.,. P.Geo. APEX Geoscience Ltd.
Gary L. Simmons, QP-MMSA. GL Simmons Consulting, LLC
Carl Defilippi, RM-SME. Kappes, Cassiday and Associates
Richard DeLong, QP-MMSA., RG., PG. EM Strategies Inc.
Kenneth L. Myers, PE. The MINES Group	Initial PFS Technical Report dated effective September 9, 2019, Updated PFS Technical Report dated effective March 23, 2020 and news release dated September 10, 2019
Mark Laffoon, PE and Project Director Steven Nicholls, MAIG (#3555), Principal Geologist and Managing Director with APEX Geoscience Ltd. (Australia)	News releases dated September 10, 2019 and March 24, 2020

Name of Individual or Company	Document Prepared or Certified
Steven R. Koehler	News releases dated January 22, 2019, February 5, 2019, February 12, 2019, February 21, 2019, March 4, 2019, March 21, 2019, March 26, 2019, August 6, 2019, September 10, 2019, October 9, 2019, November 12, 2019, February 18, 2020 and March 24, 2020
Donald Harris	News releases dated April 25, 2019, September 10, 2019, October 24, 2019, February 18, 2020 and March 24, 2020

17.2	Interests of Experts

To the knowledge of the Company, none of the experts named above or their respective associates or affiliates held, as of the date of the applicable report, valuation, statement or opinion referred to in ITEM 17.1: “Interests of Experts - Names of Experts” above, or currently hold any registered or beneficial interests, direct or indirect, in any securities or other property of the Company, other than Steven R. Koehler, the Company’s Manager of Projects, who holds 52,574 Common Shares and who holds stock options to purchase up to an aggregate of 537,869 Common Shares at exercise prices ranging from $0.73 per Common Share to $2.12 per Common Share and expiring between November 27, 2020 and January 30, 2025 and Don Harris, the Company’s General Manager, who holds 1,825 Common Shares, stock options to purchase up to an aggregate of 453,459 Common Shares at exercise prices ranging from $1.05 per Common Share to $2.12 per Common Share and expiring between August 1, 2022 and January 30, 2025 and 98,116 restricted share units converting into Common Shares upon vesting between January 29, 2021 and January 29, 2023.

ITEM 18:	AUDIT COMMITTEE

National Instrument 52-110 Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its external auditor as set forth below.

18.1	The Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Schedule A to this AIF.

18.2	Composition of Audit Committee

The audit committee is comprised of three directors, being Zara Boldt (Chair), Alex Morrison and Robert J. McLeod. All three members of the audit committee are considered (i) “independent” as that term is defined in applicable securities legislation and (ii) “financially literate”.

18.3	Relevant Education and Experience

All of the audit committee members are businesspeople with experience in financial matters; each has an understanding of accounting principles used to prepare financial statements and varied experience as to general application of such accounting principles, as well as the internal controls and procedures necessary for financial reporting, garnered from working in their individual fields of endeavor.

Ms. Boldt is a professional accountant (CPA, CGA) with over fifteen years of progressively senior financial leadership roles with public companies in the mineral exploration and development industry. Ms. Boldt is currently the CFO and Corporate Secretary of Lucara Diamond Corp., a mining company, since April, 2018. Ms. Boldt has also served as CFO and Corporate Secretary of Strongbow Exploration Inc., a Canadian mineral exploration company and Chief Financial Officer & Corporate Secretary of Kaminak, where she was responsible for corporate due diligence and the negotiation, documentation and execution of a plan of arrangement for an acquisition transaction valued at $520 million. Prior to Kaminak, Ms. Boldt served as the Vice-President, Finance and Chief Financial Officer for Stornoway Diamond Corporation where she was a member of the senior management team responsible for arranging financing in excess of $900 million for the development of the Renard Project in Quebec.

Mr. Morrison is a mining executive and Chartered Professional Accountant with over 25 years of experience in the mining industry. Mr. Morrison has held Board and senior executive positions with a number of mining companies, most recently serving as a Director of Detour Gold Corporation until December 2018, and as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Robert J. McLeod was formerly the President, Chief Executive Officer and a director of IDM Mining Ltd. (TSXV-IDM). He was previously Chief Executive Officer and VP Exploration for Full Metal Minerals Ltd. (TSXV-FMM) from June 2003 to November 2014. He is also a director of various other publicly listed companies including Lithium X (TSXV-LIX), Redstar Gold Corp. (TSXV-RGC) and Independence Gold Corp. (TSXV-IGO). In addition, Mr. Robert McLeod is a professional geologist (March 2003) with a Masters of Science, Geology, from Queens University, Kingston, Ontario (1998) and a Bachelors of Science, Geology, from the University of British Columbia (1993).

18.4	Reliance on Certain Exemptions

Since the commencement of the Company’s financial year ended December 31, 2019 and up to March 23, 2020, the Company has not relied on the exemptions contained in sections 2.4 (De Minimis Non-Audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) or Part 8 (Exemptions) of NI 52-110.

18.5	Reliance on the Exemption in Subsection 3.3 (2) or Section 3.6

Since the commencement of the Company’s financial year ended December 31, 2019 and up to March 23, 2020, the Company has not relied on the exemptions contained in subsections 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

18.6	Reliance on Section 3.8

Since the commencement of the Company’s financial year ended December 31, 2019 and up to March 23, 2020, the Company has not relied on the exemption contained in section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

18.7	Audit Committee Oversight

Since the commencement of the Company’s financial year ended December 31, 2019 and up to March 23, 2020, the Board has adopted all recommendations of the audit committee to nominate or compensate an external auditor.

18.8	Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services, save for the requirement that all non-audit services to be performed by the Company’s external auditor must be pre-approved and monitored by the audit committee. Subject to NI 52-110, the engagement of non-audit services is considered by the Board, and where applicable the audit committee, on a case-by-case basis.

18.9	External Audit Service Fees (By Category)

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Financial Statements. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Financial Statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its external auditor, Davidson & Company LLP, for services rendered to the Company in each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2019	$118,500 (1)	$31,500 (2)	Nil	$25,500 (3)
December 31, 2018	$114,000 (1)	$20,070 (2)	Nil	$40,290 (4)

(1)	Audit fees, including those relating to Section 404 of SOX.

(2)	Review engagement of quarterly filings. All such fees were pre-approved by the audit committee.

(3)	Assistance with regard to the Company’s short form prospectus for the 2019 Public Offering and other services. All such fees were pre-approved by the audit committee.

(4)	Assistance with regard to the Company’s short form prospectus for the 2018 Public Offering. All such fees were pre-approved by the audit committee.

ITEM 19:	ADDITIONAL INFORMATION

Additional information including directors’ and officer’s remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans, and corporate governance practices, is contained in the Company’s information circular dated May 14, 2019, for its 2019 annual general and special meeting of Shareholders held on June 26, 2019.

Additional financial information is also provided in the Company’s audited Financial Statements and related MD&A for its fiscal year ended December 31, 2019.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE “A”
AUDIT COMMITTEE CHARTER

PURPOSE

The overall purpose of the Audit Committee (the “Committee”) is to ensure that the Company’s management has designed and implemented an effective system of internal financial controls, to review and report on the integrity of the consolidated financial statements of the Company and to review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, taxation matters and disclosure of material facts.

COMPOSITION, PROCEDURES AND ORGANIZATION

1.

The Committee shall consist of at least three members of the Board of Directors (the “Board”), all of whom shall be “independent directors”, as that term is defined in National Instrument 52-110 Audit Committees.

2.

All of the members of the Committee shall be “financially literate” (i.e. able to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

3.

At least one member of the Committee shall have accounting or related financial expertise (i.e. able to analyze and interpret a full set of financial statements, including the notes thereto, in accordance with generally accepted accounting principles).

4.

The Board, at its organizational meeting held after each annual general meeting of the shareholders, shall appoint the members of the Committee for the ensuing year. The Board may at any time remove or replace any member of the Committee and may fill any vacancy in the Committee.

5.	Unless the Board shall have appointed a chair of the Committee or in the event of the absence of the chair, the members of the Committee shall elect a chair from among their number.

6.

The secretary of the Committee shall be designated from time to time from one of the members of the Committee or, failing that, shall be the Company’s corporate secretary, unless otherwise determined by the Committee.

7.

The quorum for meetings shall be a majority of the members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other.

8.

The Committee shall have access to such officers and employees of the Company and to the Company’s external auditors, and to such information respecting the Company, as it considers necessary or advisable in order to perform its duties and responsibilities.

9.	Meetings of the Committee shall be conducted as follows:

a.

the Committee shall meet at least quarterly at such times and at such locations as may be requested by the chair of the Committee. The external auditors or any member of the Committee may request a meeting of the Committee;

b.	the chair of the Committee shall be responsible for developing and setting the agenda for Committee meetings and determining the time and place of such meetings;

c.	the following management representatives shall be invited to attend all meetings, except in camera sessions and private sessions with the external auditors:

Chief Executive Officer

Chief Financial Officer

d.	other management representatives shall be invited to attend as necessary;

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e.	notice of the time and place of every meeting of the Committee shall be given in writing to each member of the Committee a reasonable time before the meeting; and

f.	if the financial statements of the Company are reviewed or audited during a quarterly period, the external auditors shall receive notice of and have the right to attend such meetings of the Committee.

10.

The external auditors shall have a direct line of communication to the Committee through its chair and may bypass management if deemed necessary. The Committee, through its chair, may contact directly any employee in the Company as it deems necessary, and any employee may bring before the Committee any matter involving questionable, illegal or improper financial practices or transactions.

11.

The Committee shall have authority to engage independent counsel and other advisors as it determines necessary to carry out its duties, to set and pay the compensation for any advisors employed by the Audit Committee and to communicate directly with the external auditors.

12.

The Committee may, at the request of the Board or on its own initiative, investigate relevant matters as it considers necessary or appropriate in the circumstances and is authorized to engage and compensate any outside advisors that it determines to be necessary to permit it to carry out its duties.

13.

The Committee may, in its discretion, delegate all or a portion of its duties and responsibilities to a subcommittee, management or, to the extent otherwise permitted by applicable plans, laws or regulations, to any other body or individual.

14.	Subject to any statute or constating documents of the Company, the Committee determines its own procedures at meetings and may conduct meetings by telephone and keeps minutes of its proceedings.

RESPONSIBILITIES

Subject to the powers and duties of the Board, the Board hereby delegates to the Audit Committee the following powers and duties to be performed by the Audit Committee on behalf of and for the Board. Nothing in this Charter is intended to or does confer on any member a higher standard of care or diligence than that which applies to the directors as a whole.

1.	The overall responsibilities of the Committee shall be as follows:

a.

to assist the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices and internal controls and its approval of the Company’s annual and quarterly consolidated financial statements;

b.	to establish and maintain a direct line of communication with the Company’s external auditors and assess their performance;

c.	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

d.	to report regularly to the Board on the fulfilment of its duties and responsibilities.

2.	The responsibilities of the Committee as they relate to the external auditors shall be as follows:

a.	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

b.	to review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors;

c.	review the audit plan of the external auditors prior to the commencement of the audit;

d.	to review with the external auditors, upon completion of their audit:

i.	contents of their report;

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ii.	scope and quality of the audit work performed;

iii.	adequacy of the Company’s financial and auditing personnel;

iv.	co-operation received from the Company’s personnel during the audit;

v.	internal resources used;

vi.	significant transactions outside of the normal business of the Company;

vii.	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems; and

viii.	the non-audit services provided by the external auditors;

e.	to discuss with the external auditors the quality and not just the acceptability of the Company’s accounting principles; and

f.	to implement structures and procedures to ensure that the Committee meets the external auditors on a regular basis in the absence of management.

3.	The responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

a.

review the appropriateness and effectiveness of the Company’s policies and business practices which impact on the financial integrity of the Company, including those relating to insurance, accounting, information services and systems and financial controls, management reporting and risk management;

b.	review the Company’s Code of Conduct and Ethics Policy and recommend to the Board changes which the Committee may deem appropriate;

c.	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

d.	review periodically the Company’s financial and auditing procedures and the extent to which recommendations made by the external auditors have been implemented.

4.	The Committee is also charged with the responsibility to:

a.	review the Company’s quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

b.	review and approve the financial sections of:

i.	the annual report to shareholders;

ii.	the annual information form;

iii.	prospectuses; and

iv.	other public reports requiring approval by the Board,

and report to the Board with respect thereto;

c.	review regulatory filings and decisions as they relate to the Company’s consolidated financial statements;

d.

review the appropriateness of the policies and procedures used in the preparation of the Company’s consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

e.	review and report on the integrity of the Company’s consolidated financial statements;

f.	review the minutes of any audit committee meeting of subsidiary companies;

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g.

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

h.	review and pre-approve all non-audit services proposed to be provided to the Company by its external auditors;

i.	review and approve the Company’s hiring policies in relation to partners and employees of the Company’s external auditors and formal external auditor;

j.	review the Company’s compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of material facts; and

k.

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board of Directors following each annual general meeting of shareholders.

COMPLAINTS

The Audit Committee has established a Whistleblower Policy for the confidential and anonymous submission by employees and consultants of the Company and its subsidiaries of complaints or concerns regarding Company Matters.

The Committee is required to review the Whistleblower Policy annually to ensure that it achieves the objective of enabling the confidential submission of concerns regarding questionable accounting or auditing matters and properly dealing with the receipt, treatment and retention of such complaints.

REPORTING AND ASSESSMENT

The Committee reports to the Board of Directors.

The Committee reviews its Charter and conducts an assessment of its performance, and the performance of the Committee Chair, on an annual basis. The Committee reports to the Corporate Governance and Nominating Committee the results of such review and assessment, including any recommendations for change.

EFFECTIVE DATE

This Charter was implemented by the Board on September 12, 2017.

This Charter was last reviewed and approved by the Board on December 11, 2019.

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